
05012626

OMRON

File No. 82-1170
November 7, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: OMRON Corporation – 12g3-2(b) exemption

Dear Sirs:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Financial results for the three months ended June 30, 2005

2. Financial results for the 1st half ended September 30, 2005

If you have any further questions or requests for additional information please do not hesitate to contact Mr. H. Oishi at 011-813-3436-7170 (telephone) or 011-813-3436-7180(facsimile).

Very truly yours,

Omron Corporation


By

Name: Hiroshi Oishi
Title: General Manager
Investor Relations Department,
Finance and Investor Relations Headquarters



omron
Sensing tomorrow™

Financial Results for the 1st Half Ended September 30, 2005

November 1, 2005
OMRON Corporation





Contents

omron
Sensing tomorrow™

Notes:
1. The financial statements are prepared in accordance with U.S. GAAP.
2. Includes 142 consolidated subsidiaries and 16 affiliated companies accounted for by the equity method.
3. Projections of results and future developments are based on information available to the Company at the present time, as well as certain assumptions judged by the Company to be reasonable. Various factors could cause actual results to differ materially from these projections. Major factors influencing Omron's actual results include, but are not limited to, (i) the economic conditions surrounding the Company's businesses in Japan and overseas, (ii) demand trends for the Company's products and services, (iii) the ability of the Omron Group to develop new technologies and new products, (iv) major changes in the fund-raising environment, (v) tie-ups or cooperative relationships with other companies, and (vi) movements in currency exchange rates and stock markets.



Main Business Areas

OMRON
Sensing tomorrow™

Business	Business Name	Abbrev.	Business Description
Industrial Automation	Industrial Automation Business	IAB	Manufacture and sale of control systems , equipment and components for factory automation, etc.
Electronic Components	Electronic Components Business	ECB	Manufacture and sale of electronic components for home appliances, communications, mobile devices, etc.
Automotive Electronics	Automotive Electronic Components Business	AEC	Manufacture and sale of electronic components for automobiles
Social Systems	Social Systems Business	SSB	Manufacture, sale and services for public transportation (automated passenger gates, etc.) and traffic and road management systems
Healthcare Equipment	Healthcare Business	HCB	Manufacture and sale of medical devices (digital blood pressure monitors, etc.)
Others	Business Development Group/Others	Others	Exploration of new businesses, development businesses not included in above

OMRON
Sensing tomorrow™

1. Executive Summary



Executive Summary

Executive Summary

OMRON
Sensing tomorrow™

The year ending March 31, 2006 is the 2nd year of Stage II (Apr. 2004 to March 2008) of Grand Design 2010 (GD2010)

"Achieving a robust profit structure" as a milestone toward the achievement of Stage II targets

1st Half Results and Key Points

- Operating income/ Net income before tax (NIBT) both exceeded the original budget and same period previous year, Net sales basically as planned

Consolidated	Result	vs. original budget	vs. same period in prev. year	
Net sales	¥285.4 billion	100.1%	94.4%	
Operating income	¥ 31.3 billion	104.2%	100.2%	(Operating margin 11.0%)
NIBT	¥ 31.8 billion	105.9%	109.5%	(NIBT margin 11.1%)

-- Main factor in net sales decrease was ATM business to Joint Venture (¥27.0 billion decrease)

-- Despite of transfer of ATM business to Joint Venture (¥4.0 billion operating income decrease), operating income increased due to return of substitutional potion of pension fund

--Sales by segment had strong results except for Electronic Components Business (ECB)

Full-Year Forecasts and Key Points

- Sales, income both forecast to be in line with the initial budget

	Year ending March 31, 2006		
Net sales	¥625.0 billion	(102.7% vs. prev. year)	
Operating income	¥ 65.0 billion	(115.8% vs. prev. year)	Operating margin 10.4%
NIBT	¥ 63.0 billion	(119.9% vs. prev. year)	NIBT margin 10.1%

Six Months ended Sep. 30, 2005

OMRON
Sensing tomorrow™

2. Results for the Six Months Ended September 30, 2005

Six Months ended Sep. 30, 2005

Consolidated Income Statements

OMRON
Sensing tomorrow™

Net Sales ¥285.4B, Operating Margin 11.0%
Consolidated net sales, operating income both exceeded the original budget
Main factor in net sales decrease was SSB's transfer of ATM business to Joint Venture

Income Statement

(billion yen)

	6 months ended 9/2004 Actual(1)	6 months ended 9/2005 Actual(2)	Change from last year (2)/(1)	6 months ended 9/2005 Original budget(3)	Change from Original budget (2)/(3)
Net sales	302.3	285.4	* 94.4%	285.0	100.1%
Gross profit	127.3	117.2	92.1%	117.0	100.2%
SG&A expense	71.9	73.2	101.7%	71.0	103.1%
R&D expense	24.2	24.7	102.3%	25.0	98.8%
	—	11.9	—	9.0	132.4%
Operating income	31.2	31.3	100.2%	30.0	104.2%
NIBT	29.0	31.8	109.5%	30.0	105.9%
NIAT	16.4	16.7	101.8%	17.0	98.4%

Currency Rate

(yen)

US$	109.5	109.9	0.4	100.0	9.9
EUR	132.8	136.2	3.4	130.0	6.2

* 103.7% including sales of ATM business transferred to Joint Venture in October 2004.

Six Months ended Sep. 30, 2005

Breakdown of Sales by Region and Business

OMRON
Sensing tomorrow™

Basically in line with budget in Japan and overseas
By segment, strong results except for ECB

(billion yen)

By Region	6 months ended 9/2004 Actual(1)	6 months ended 9/2005 Actual(2)	Change from last year (2)/(1)	6 months ended 9/2005 Original budget(3)	Change from Original budget (2)/(3)
Japan	181.0	160.6	88.8%	159.0	101.0%
Overseas**	121.3	124.8	102.8%	126.0	99.0%
Total	302.3	285.4	94.4%	285.0	100.1%

**Overseas includes direct exports

By Business	Actual(1)	Actual(2)	(2)/(1)	Original budget(3)	(2)/(3)
IAB	127.2	130.3	102.4%	131.0	99.4%
ECB	50.0	45.9	91.9%	51.0	90.0%
AEC	30.2	35.1	116.3%	34.0	103.3%
SSB	* 58.9	34.0	57.7%	32.0	106.2%
HCB	23.9	27.6	115.3%	26.0	106.0%
Ohters	12.1	12.5	103.0%	11.0	113.6%
Total	302.3	285.4	94.4%	285.0	100.1%

*Results for the year ended 3/2005 include an actual performance of the ATM business

Six Months ended Sep. 30, 2005

Breakdown of Operating Income By Segments

OMRON Sensing tomorrow™

IAB exceeded budget due to expense control
ECB faced difficult conditions, AEC continued investments

(billion yen)

By Business	6 months ended 9/2004 Actual(1)	6 months ended 9/2005 Actual(2)	Change from last year (2)/(1)	6 months ended 9/2005 Original budget(3)	Change from Original budget (2)/(3)
IAB	23.6	20.4	86.5%	19.0	107.6%
ECB	8.3	5.3	64.1%	6.5	82.3%
AEC	-0.7	-0.8	—	0.5	—
SSB	*3.7	-2.4	—	-2.5	—
HCB	3.0	3.1	102.2%	3.5	87.6%
Others	2.0	1.3	67.2%	1.0	134.4%
HQ Cost/Elimination	-8.7	-7.5	86.8%	-7.0	109.2%
	—	11.9	—	9.0	132.4%
Total	31.2	31.3	100.2%	30.0	104.2%

*Results for the year ended 3/2005 include an actual performance of ATM business

Six Months ended Sep. 30, 2005

Breakdown of Changes in Operating Income

OMRON Sensing tomorrow™

Despite of transfer of ATM business to Joint Venture,
Operating income increased due to return of a substitutional potion of pension



(billion yen)
31.20
(transfer of ATM Business)
-4.05
+3.06
Sales increase (excluding ATM Business and exchange profit)
Exchange Profit
+0.89
Product mix
-4.86
(excluding ATM Business)
Increase in SG&A expenses
-3.92
Increase in R&D expenses
-2.97
Substitutional potion of pension
+11.91
31.26
Change in gross profit -0.91
Change in SG&A expenses, R&D expenses -6.89
Change in operating income +0.06
1st half FY2004
1st half FY2005

Six Months ended Sep. 30, 2005

Segment Information IAB (Industrial Automation Business)

OMRON Sensing tomorrow™

Manufacture and sale of control systems and equipment for factory automation and production machinery
Sensing Devices (Photoelectric/Proximity Sensors, AOI, etc.)
Control Devices (Programmable Logic Controllers, Relays, Timers, etc.)
Safety Devices (Safety sensors, Safety switches, etc.)

Net sales: ¥130.3b; Operating margin: 15.7%
U.S., Asia remained strong,
Greater China is on a gradual recovery trend

(billion yen)

IAB	6 months ended 9/2004 Actual(1)	6 months ended 9/2005 Actual(2)	Change from last year (2)/(1)	6 months ended 9/2005 Original budget(3)	Change from Original budget (2)/(3)
Japan	65.7	65.2	99.3%	66.3	98.3%
Overseas	61.5	65.1	105.8%	64.7	100.6%
North America	10.1	11.4	112.5%	10.3	110.8%
Europe	32.4	33.2	102.5%	34.5	96.2%
Asia	5.6	6.2	109.6%	5.8	106.2%
China	11.3	12.1	106.9%	12.0	100.6%
Exports	2.1	2.2	106.9%	2.1	106.9%
Total	127.2	130.3	102.4%	131.0	99.4%
Operating income	23.6	20.4	86.5%	19.0	107.6%

Smart Sensor



Programmable Logic Controller



AOI (Automated Optical Inspection System)



Six Months ended Sep. 30, 2005

Segment Information ECB (Electronic Components Business)

OMRON Sensing tomorrow™

Manufacture and sale of electronic components for home appliances, communications, mobile phones, amusement components, OA
Relays, Switches, Connectors, Sensors, Micro Lens Arrays, Customized ICs, IC Coins, Optical Communications Devices, etc.

Net sales: ¥45.9b; Operating margin: 11.6%
Japan and overseas weak;
LCD Backlight faced difficult conditions

(billion yen)

ECB	6 months ended 9/2004 Actual(1)	6 months ended 9/2005 Actual(2)	Change from last year (2)/(1)	6 months ended 9/2005 Original budget(3)	Change from Original budget (2)/(3)
Japan	25.2	22.3	88.6%	24.5	91.2%
Overseas	24.8	23.6	95.3%	26.5	88.9%
North America	5.2	4.7	90.3%	4.9	95.7%
Europe	5.9	6.1	103.2%	6.5	93.1%
Asia	2.8	2.9	103.7%	3.0	96.5%
China	5.7	6.1	106.5%	7.1	86.1%
Exports	5.2	3.8	74.1%	5.0	76.4%
Total	50.0	45.9	91.9%	51.0	90.0%
Operating income	8.3	5.3	64.1%	6.5	82.3%

ZD Connector



Relay, Switch



B-MLA



Six Months ended Sep. 30, 2005

Segment Information
AEC (Automotive Electronic Components Business)

OMRON
Sensing tomorrow™

Manufacture and sale of automotive electronic components

Automotive Relays, Sensors, Laser Radars, Power Window Switches, Keyless Entry Systems, ECU, etc.

Automotive Relay



Net sales: ¥35.1b; Operating income was negative due to increasing cost for production process improvement

Keyless Entry System



(billion yen)

AEC	6 months ended 9/2004 Actual(1)	6 months ended 9/2005 Actual(2)	Change from last year (2)/(1)	6 months ended 9/2005 Original budget(3)	Change from Original budget (2)/(3)
Japan	12.6	13.0	103.4%	13.5	96.5%
Overseas	17.6	22.1	125.5%	20.5	107.8%
North America	10.1	12.5	123.8%	11.2	111.4%
Europe	2.1	3.0	143.0%	3.2	94.8%
Asia	5.3	6.6	124.4%	6.1	107.8%
China	0.0	0.0	0.0%	0.0	-
Exports	0.1	0.0	16.4%	0.0	-
Total	30.2	35.1	116.3%	34.0	103.3%
Operating income	-0.7	-0.8	-	0.5	-

Automotive Laser Radar



Six Months ended Sep. 30, 2005

Segment Information
SSB (Social Systems Business)

OMRON
Sensing tomorrow™

Manufacture and sale of equipment/modules, and provision of solutions and services in the fields of public transportation and traffic/road management

Public Transportation : Passenger Gates, Ticket Vending machines, etc.
Traffic/Road Management, Signal Controllers, Road Management Systems, etc.

Automatic Gate



Net sales: ¥34.0b
Net sales exceeded original budget,
Operating income in line with budget

Ticket Vending Machine



(billion yen)

SSB	6 months ended 9/2004 Actual(1)	6 months ended 9/2005 Actual(2)	Change from last year (2)/(1)	6 months ended 9/2005 Original budget(3)	Change from Original budget (2)/(3)
Japan	54.2	33.4	61.7%	30.9	108.2%
Overseas	4.7	0.6	11.8%	1.1	50.5%
North America	0.1	0.1	63.7%	0.6	15.5%
Europe	0.4	0.0	-	0.0	-
Asia	0.0	0.0	-	0.0	-
China	0.0	0.0	40.0%	0.0	-
Exports	4.3	0.5	10.8%	0.5	92.2%
Total	58.9	34.0	57.7%	32.0	106.2%
Operating income	3.7	-2.4	-	-2.5	-

Traffic/Road Management System



*Results for the year ended 3/2005 include an actual performance of the ATM business. Net sales: ¥27b Operating income: ¥4b
107% YOY excluding ATM business in previous year

Six Months ended Sep. 30, 2005

Segment Information
HCB (Healthcare Business)

OMRON
Sensing tomorrow™

Manufacture and sale of home and professional healthcare equipment
Digital Blood Pressure Monitors, Digital Thermometers, Pedometers, Body Composition Analyzers (Body-fat Analyzers), Electronic Pulse Massagers, Massage Chairs, etc.

Net sales: ¥27.6b; Operating margin: 11.2%
Including sales of CMT(COLIN Medical Technologies) since this July

(billion yen)

HCB	6 months ended 9/2004 Actual(1)	6 months ended 9/2005 Actual(2)	Change from last year (2)/(1)	6 months ended 9/2005 Original budget(3)	Change from Original budget (2)/(3)
Japan	11.4	14.3	125.3%	12.8	111.4%
Overseas	12.5	13.3	106.2%	13.2	100.7%
North America	6.8	6.8	98.9%	7.1	95.1%
Europe	3.6	4.2	114.7%	3.7	113.2%
Asia	0.7	0.8	116.7%	0.8	105.8%
China	1.3	1.4	113.0%	1.5	94.1%
Exports	0.1	0.1	158.3%	0.1	95.0%
Total	23.9	27.6	115.3%	26.0	106.0%
Operating income	3.0	3.1	102.2%	3.5	87.6%

Blood Pressure Monitor



Body Composition Analyzer



Portable Electrocardiograph



Six Months ended Sep. 30, 2005

Consolidated Balance Sheet

OMRON
Sensing tomorrow™

Return of a substitutional portion of pension fund resulted in substantial decrease in accrued retirement benefit for employees and increase in Shareholders' equity
Capital ratio (Shareholders' equity / Total assets) : 52.2% to 64.6%

(billion yen)

Consolidated B/S	As of 9/30/2004	As of 3/31/2005	As of 9/30/2005
Total Assets	571.2	585.4	548.3
Cash and cash equivalents	77.5	80.6	55.6
Notes and accounts receivable - trade	113.9	121.7	106.3
Inventories	82.3	68.6	77.7
Other current assets	26.8	25.0	26.2
Other assets	270.7	289.5	282.5
Total Liabilities	270.9	279.6	194.2
Bank Loans / Current portion of L/T debt	24.8	22.9	2.0
Long-term debt	0.8	1.8	1.2
Accrued retirement benefit for employees	104.2	112.0	59.3
Other liabilities	141.1	142.9	131.7
Shareholders' Equity	300.3	305.8	354.1

Six Months ended Sep. 30, 2005

Consolidated Statements of Cash Flows

OMRON
Sensing tomorrow™

Increased cash-out by ¥6.2b for the 1st half vs. same period in prev. year due to investment for future growth and acquisitions

(billion yen)

Consolidated Statements of C/F	6 months ended 9/2004	6 months ended 9/2005	Year ended 3/2005
Net cash provided by operating activities	33.6	23.3	61.1
Net cash used in investing activities	-16.5	-22.7	-36.1
Free cash flow	17.1	0.6	25.0
Net cash used in financing activities	-37.3	-26.4	-40.7
Effect of exchange rate changes	2.6	0.8	1.3
Net increase (decrease)	-17.6	-25.0	-14.4
Cash and cash equivalents at end of the period	77.5	55.6	80.6

OMRON
Sensing tomorrow™

3. Forecast for the year Ending March 31, 2006

Full-year Forecast of Consolidated Statements of Operations

Original forecast of Sales and Profit is not revised

Statements of Income

(billion yen)

	Year ended 3/2005 Actual(1)	Year ending 3/2006 Forecasts(2)	Change from last year (2)/(1)	Year ending 3/2006 Original budget(3)	Change from Original budget (2)/(3)
Net Sales	608.6	625.0	102.7%	625.0	100.0%
Gross Profit	249.8	256.0	102.5%	256.0	100.0%
SG&A expenses	144.2	150.0	104.0%	150.0	100.0%
R&D expenses	49.4	50.0	101.1%	50.0	100.0%
Operating income	56.1	65.0	115.8%	65.0	100.0%
NIBT	52.5	63.0	119.9%	63.0	100.0%
NIAT	30.2	36.0	119.3%	36.0	100.0%

4. Supplementary explanation



Supplementary explanation

Specific Factors influencing Operating Income
(1) Response to Regulated Chemicals

OMRON Sensing tomorrow™

Response to hazardous chemical substance regulations (RoHS) will be completed by the end of March, 2006. Progress on RoHS is in line with our plan of the 1st half of FY 2005.

Cost of response to regulated chemicals

FY2004 ¥1.5 billion ⇒ FY2005 (Forecast) ¥4.3 billion



(billion yen)
6.0
5.0
4.0
3.0
2.0
1.0
1.2
FY2005
4.3
March, 2005 (result)
Sep, 2005 (result)
March, 2006 (estimate)

Supplementary explanation

Specific Factors influencing Operating Income
(2) Return of a substitutional portion of pension fund

OMRON Sensing tomorrow™

¥11.9b gained and PBO reduced due to return of a substitutional portion of pension fund. Accrued retirement benefit reduced and Shareholders' equity increased on OMRON's consolidated B/S



B/S of Pension Fund
Asset
*PBO
Accrued retirement benefit
Reduction of benefit obligation
Return of a substitutional portion
PBO
Accrued retirement benefit
Consolidated B/S of OMRON
**
Accrued retirement benefit
Reduction of accrued retirement benefit
Accrued retirement benefit
Increase of Shareholders' equity
Reduction of deferred tax

*PBO: Projected Benefit Obligation, 2.0% as discount rate

**Including accrued retirement benefit of non-OMRON Pension Fund

Supplementary explanation

Progress of Key Strategic Themes (1) Sales Growth in New Tech Fields

OMRON
Sensing tomorrow™

Sales performance in new tech fields is approx. ¥15b in the 1st half of FY2005
Accelerate our efforts toward the original plan in the 2nd half of FY2005



(billion yen)
90
80
70
60
50
40
30
20
10
0
Products;
AEC : Laser radars for automobiles, etc.
ECB : MEMS Sensors, LCD BL, etc.
IAB : Automated Optical Inspection Machines, etc.
18.0
160%
28.8
156%
45.0
Result of 1st half approx.¥15b
Others
Over ¥50b increase
18.0
GD2010 Phase2 target: ¥68b
FY2003
FY2004 (Actual)
FY2005 (Forecast)
FY2007 (Target)

Supplementary explanation

Progress of Key Strategic Themes (2) Sales Growth in Greater China

OMRON
Sensing tomorrow™

Sales performance in Grater China is approx. USD200m in the 1st half of FY2005
Accelerate our efforts toward the original plan in the 2nd half of FY2005



(MUSD)
1,400
1,200
1,000
800
600
400
200
201
+22%
246
+32%
325
+27%
412
+34%
551
Result of 1st half approx. USD200m
1330
Over ¥100b (=USD 1b) increase
FY01
FY02
FY03
FY04 (Actual)
FY05(Forecast)
FY07(Target)

5. Growth Strategy of Healthcare Business

Background on the acquisition of CMT (COLIN Medical Technology)



Medium-term Financial goals

OMRON
Sensing tomorrow™

Aiming for the realization of continued growth toward achieving goals of GD2010 second stage

(billion yen)


Sales
80
70
60
50
40
30
20
50.6
54.0
61.0
over 75.0
FY04
FY05 Original Plan
FY05 Plan of After acquisition of CMT
FY07 Target including CMT

Growth Strategy of Healthcare Business

Growth Strategy of Healthcare Business

OMRON
Sensing tomorrow™

Focus on "primary / secondary preventive medical care for lifestyle disease"



Primary / secondary preventive medical care for lifestyle disease
Medical treatment
-Hospital room monitors
-Operating room monitors
Professionals
- Vascular screening devices
- Blood pressure monitors
- ECG
Consumers
- Body composition meters
- Pedometers
Health promotion
Home
Medical institutions
Expansion of operating base by acquisition of CMT
Growth by the synergy between OMRON and CMT
Existing business area of OMRON Healthcare

Create a new market by

(1) Developing "easy-to-use" consumer medical devices based on long-term clinical data
(2) Expanding networks with medical institutions and nurture "trust"
(3) Developing a new business model to efficiently implement preventive medical care

Growth Strategy of Healthcare Business

Purpose of the acquisition of CMT

OMRON
Sensing tomorrow™

Acquisition of CMT: Strengthen professional medical device business

Main product lines



Vital signs monitors
inpatient blood pressure monitoring devices
Exhaled gas monitors
Central monitors
Full-automatic blood pressure monitors
Vascular screening devices

Sales breakdown by business segment (FY04)



Overseas business 27%
Operating room monitors 18%
Hospital room monitors 16%
Repair and maintenance 18%
Full-automatic blood pressure monitors, etc. 9%
Vascular screening devices 12%
Total: 8.6 bn yen

Market share (Japan)

	Market size	Market share[1] 1	2	3
Hospital room monitors	10.1 bn yen	Nihon Koden (54%)	Fukuda Denshi (28%)	**CMT (13%)**
Operating room monitors	3.8 bn yen	**CMT (31%)**	Philips (31%)	Nihon Koden (13%)
Vascular screening devices	1.9 bn yen	**CMT (55%)**	Fukuda Denshi (44%)	Nihon Koden (1%)
Full-automatic blood pressure monitors	1.5 bn yen	**CMT (34%)**	elk (33%)	A&D (10%)

[1] Based on 2004 sales figures

Colin Medical Technology (CMT), a leader of professional medical devices in Japan

Synergy from the acquisition of CMT

OMRON Healthcare acquired technologies and products to measure / monitor blood pressure and arteriosclerosis in hospitals


Cardiovascular monitors
Type of diseases
Situation
Hospital
Medical checkup
Home
Vital signs monitors
Inpatient blood pressure monitoring devices
Full-automatic blood pressure monitors
Vital signs monitors
Arteriosclerosis monitoring devices
Full-automatic blood pressure monitors
Arteriosclerosis monitoring devices
Blood pressure monitors for management
Automatic blood pressure monitors
Portable electro cardiographs
CMT products
OMRON products

OMRON

Consolidated Financial Results
for the Six Months Ended September 30, 2005

Note: All financial information has been prepared in accordance with generally accepted accounting principles in Japan. This document has been translated from the Japanese original as a guide to non-Japanese investors and contains forward-looking statements that are based on managements' estimates, assumptions and projections at the time of publication. A number of factors could cause actual results to differ materially from expectations. Amounts shown in this financial statement have been rounded down to the nearest million yen.

Summary of Consolidated Financial Results for the Six Months Ended September 30, 2005

OMRON Corporation (6645)

Exchanges Listed:	Tokyo, Osaka, Nagoya Stock Exchanges, First Section
Principal Office:	Kyoto, Japan
Homepage:	http://www.omron.com
Representative:	Hisao Sakuta, President and CEO
Contact:	Masaki Haruta, General Manager, Corporate Planning Headquarters Accounting Department
Telephone:	+81-75-344-7070
U.S. (GAAP) accounting standard:	Adopted, except for segment information

1. Preparation of Summary Interim 2005 Results (April 1, 2005 – September 30, 2005)

Simplification of accounting methods:	Yes. Some simplified methods are applied in accounting standards for reserves and allowances.	
Changes in consolidated accounting methods:	Yes. (Change in the measurement date of projected benefit obligation and pension plan assets in pension accounting) (Changes in classification of geographic segment information and overseas sales segments.)	
Changes in scope of consolidation and application of equity method:	Yes	
Consolidation:	(New) 7 companies	(Eliminated) 7 companies
Equity Method:	(New) 2 companies	(Eliminated) 3 company

2. Consolidated Interim 2005 Results (April 1, 2005 – September 30, 2005)

(1) Sales and Income

Millions of Yen - Except Per Share Data and Percentages

	Six months ended September 30, 2005	Six months ended September 30, 2004	Change	Year ended March 31, 2005
Net sales	285,362	302,272	(5.6%)	608,588
Operating income [Percentage of net sales]	31,260 [11.0%]	31,198 [10.3%]	0.2% [+0.7P]	56,111
Income before income taxes [Percentage of net sales]	31,755 [11.1%]	29,001 [9.6%]	9.5% [+1.5P]	52,548
Net income	16,728	16,439	1.8%	30,176
Net income per share (yen)	70.28	68.81	+1.47	126.52
Net income per share, diluted (yen)	70.26	67.06	+3.20	124.75

Note: Percentages for net sales, operating income, income before income taxes, and net income represent changes compared with the previous fiscal year .

(2) Consolidated Financial Position

	Millions of Yen - Except Per Share Data and Percentages			
	As of September 30, 2005	As of September 30, 2004	Change	As of March 31, 2005
Total assets	548,301	571,242	(4.0%)	585,429
Shareholders' equity	354,135	300,274	17.9%	305,810
Shareholders' equity ratio (percentage)	[64.6%]	[52.6%]	[+12.0P]	[52.2%]
Shareholders' equity per share (yen)	1,487.74	1,261.22	+226.52	1,284.81

(3) Consolidated Cash Flows

	Millions of Yen			
	Six months ended September 30, 2005	Six months ended September 30, 2004	Change	Year ended March 31, 2005
Net cash provided by operating activities	23,275	33,581	(10,306)	61,076
Net cash used in investing activities	(22,689)	(16,485)	(6,204)	(36,050)
Net cash used in financing activities	(26,422)	(37,265)	10,843	(40,684)
Cash and cash equivalents at end of period	55,606	77,487	(21,881)	80,619

Note 1: Figures for six months ended September 30, 2005 and forecast for year ending March 31, 2006 include transfer of substitutional portion of employees' pension fund totaling ¥11,915 million.

Note 2: The ATM and other information equipment business was transferred to an equity affiliate on October 1, 2004.

3. Projected Results for the Fiscal Year Ending March 31, 2006 (April 1, 2005 – March 31, 2006)

	Millions of Yen - Except Per Share Data and Percentages	
	Year ending March 31, 2006 (projected)	Year ended March 31, 2005 (actual)
Net sales	625,000	608,588
Operating income [% of net sales]	65,000 [10.4%]	56,111 [9.2%]
Income before income taxes [% of net sales]	63,000 [10.1%]	52,548 [8.6%]
Net income	36,000	30,176
Net income per share (yen)	151.24	126.52
Net income per share, diluted (yen)	—	124.75
Return on equity	10.7%	10.4%

Note: Please see pages 13 – 14 of the attached materials regarding assumptions of the results projected above and cautionary statements concerning the use of these projections.

October 31, 2005
Omron Corporation

Summary of Results for the Six Months Ended September 30, 2005

1. Consolidated Results

(Millions of yen, %)

	Six months ended September 30, 2005	Six months ended September 30, 2004	Year-on-year change	Year ended March 31, 2006 (projected)	Year ended March 31, 2005 (actual)	Year-on-year change
Net sales	285,362	302,272	(5.6%)	625,000	608,588	2.7%
Operating income [% of net sales]	31,260 [11.0%]	31,198 [10.3%]	0.2% [+0.7P]	65,000 [10.4%]	56,111 [9.2%]	15.8% [+1.2P]
Income before income taxes [% of net sales]	31,755 [11.1%]	29,001 [9.6%]	9.5% [+1.5P]	63,000 [10.1%]	52,548 [8.6]	19.9% [+1.5P]
Net income	16,728	16,439	1.8%	36,000	30,176	19.3%
Net income per share (basic) (¥)	70.28	68.81	+1.47	151.24	126.52	+24.72
Net income per share (diluted) (¥)	70.26	67.06	+3.20		124.75	
				10.7%	10.4%	(+0.3P)
Total assets	548,301	571,242	(4.0%)		585,429	
Shareholders' equity (Return on equity)	354,135 [64.6%]	300,274 [52.6%]	17.9% [+12.0P]		305,810 [52.2%]	
Shareholders' equity per share (¥)	1,487.74	1,261.22	+226.52		1,284.81	
Cash flows from operating activities	23,275	33,581	(10,306)		61,076	
Cash flows from investing activities	(22,689)	(16,485)	(6,204)		(36,050)	
Cash flows from financing activities	(26,422)	(37,265)	10,843		(40,684)	
Cash and cash equivalents at end of period	55,606	77,487	(21,881)		80,619	

Notes:
1. The financial statements are prepared in accordance with U.S. GAAP.
2. Includes 142 consolidated subsidiaries and 17 affiliated companies accounted for by the equity method.

2. Non-consolidated Results

(Millions of yen, %)

	Six months ended September 30, 2005	Six months ended September 30, 2004	Year-on-year change	Year ended March 31, 2006 (projected)	Year ended March 31, 2005 (actual)	Year-on-year change
Net sales	139,319	178,281	(21.9%)	323,000	336,271	(3.9%)
Operating income [% of net sales]	1,493 [1.1%]	12,623 [7.1%]	(88.2% [-6.0P]	10,000 [3.1%]	15,305 [4.6%]	(34.7%) [-1.5P]
Ordinary income [% of net sales]	22,618 [16.2%]	24,322 [13.6%]	(7.0%) [+2.6P]	28,000 [8.7%]	28,790 [8.6%]	(2.7%) [+0.1%]
Income before income taxes [% of net sales]	31,836 [22.9%]	20,737 [11.6%]	53.5% [+11.3P]	37,500 [11.6%]	24,232 [7.2%]	54.8% [+4.4P]
Net income	24,863	15,293	62.6%	27,000	18,898	42.9%
Net income per share (basic) (¥)	104.43	64.01	+40.42	113.41	78.75	+34.66
Net income per share (diluted) (¥)	104.40	—	—		77.84	
Total assets	64,100	64,100	(100.0%)		64,100	
Shareholders' equity	249,121	249,121	(100.0%)		249,121	
Shareholders' equity per share	342,490	366,421	(6.5%)		370,301	
Shareholders' equity [Return on equity]	238,651 [69.7%]	210,240 [57.4%]	13.5% [+12.3P]		212,339 [57.3%]	
Shareholders' equity per share (¥)	1,002.39	883.06	119.33		891.45	
Cash dividends per share	12.00	10.00	2.00	24.00	24.00	±0.00

Notes:
1. The financial statements are prepared in accordance with U.S. GAAP.
2. Includes 142 consolidated subsidiaries and 17 affiliated companies accounted for by the equity method.

Consolidated Performance

3. Net sales by Business Segment

(Billions of yen)

		Six months ended September 30, 2005	Six months ended September 30, 2004	Year-on-year change (%)
IAB	Domestic	65.2	65.7	(0.7)
	Overseas	65.1	61.5	5.8
	Total	130.3	127.2	2.4
ECB	Domestic	22.3	25.2	(11.4)
	Overseas	23.6	24.8	(4.7)
	Total	45.9	50.0	(8.1)
AEC	Domestic	13.0	12.6	3.4
	Overseas	22.1	17.6	25.5
	Total	35.1	30.2	16.3
SSB	Domestic	33.4	54.2	(38.3)
	Overseas	0.6	4.7	(88.2)
	Total	34.0	58.9	(42.3)*
HCB	Domestic	14.3	11.4	25.3
	Overseas	13.3	12.5	6.2
	Total	27.6	23.9	15.3
Others	Domestic	12.4	11.9	3.7
	Overseas	0.1	0.2	(30.6)
	Total	12.5	12.1	3.0
Total	Domestic	160.6	181.0	(11.2)
	Overseas	124.8	121.3	2.8
	[% of total]	[43.7%]	[40.1%]	[+3.6P]
	Total	285.4	302.3	(5.6)

Note:

The following divisions are included in each business segment.

IAB: Industrial Automation Business Company

ECB: Electronic Components Business Company

AEC: Automotive Electronic Components Company

SSB: (For the interim period ended September 30, 2004) Social Systems Solutions and Service Business Company and Financial Systems Company

(For the interim period ended September 30, 2005) Social Systems Solutions and Service Business Company and others

HCB: Healthcare Business (Omron Healthcare Co., Ltd. and others)

Other: Business Development Group and others

*SSB: As of October 1, 2004, the ATM and other information equipment businesses (equipment such as automated bill changers) that was included in the Social Systems Business was transferred to an affiliate accounted for using the equity method.

Average currency exchange rate (One unit of currency, in yen)

	Six months ended September 30, 2005	Six months ended September 30, 2004	Year-on-year change
USD	109.9	109.5	(+0.4)
EUR	136.2	132.8	(+3.4)

1. The Omron Group

The Omron Group consists of Omron Corporation and 142 consolidated subsidiaries (46 in Japan, 96 overseas) and 16 affiliates (13 in Japan, 3 overseas). Under the internal company system used by the Group, business activities are carried out by the Industrial Automation Business, Electronic Components Business, Automotive Electronic Components Business, Social Systems Business, Healthcare Business and Others (Business Development Group, etc.).

The following chart shows the position of the main companies that make up the business groups.



Customers
Marketing / Maintenance (Japan)
Industrial Automation Business
OMRON Kansai-Seigyo Corporation
FA Techno Corporation
Social Systems Business
OMRON Field Engineering Co., Ltd.
Others
OMRON Entertainment Co., Ltd.
Marketing / Maintenance (Overseas)
Industrial Automation Business
OMRON Electronics Llc. (U.S.A.)
OMRON Canada Inc. (Canada)
OMRON Electronics S.A. (Spain)
OMRON Electronics S.r.l. (Italy)
OMRON Electronics Ltd. (U.K.)
OMRON Taiwan Electronics Inc. (Taiwan)
OMRON Trading (Tianjin) Co., Ltd. (China)
Electronic Components Business
OMRON Electronic Components (U.S.A.)
OMRON Electronic Components Europe B.V. (The Netherlands)
OMRON Electronic Components Pte. Ltd. (Singapore)
OMRON Electronic Components Co., Ltd. (Thailand)
Healthcare Business
OMRON Healthcare, Inc. (U.S.A.)
OMRON Healthcare Europe B.V. (The Netherlands)
OMRON Healthcare Singapore Pte. Ltd. (Singapore)
OMRON Industry & Trade (Dalian) Co., Ltd. (China)
Industrial Automation Business
Electric Components Business
Automotive Electronic Components Business
Social Systems Business
Healthcare Business
OMRON Corporation
OMRON Healthcare Co., Ltd.
Manufacturing / Research and Development (Japan)
Industrial Automation Business
OMRON Okayama Co., Ltd.
OMRON Izumo Co., Ltd.
OMRON Takeo Co., Ltd.
OMRON Aso Co., Ltd.
Electronic Components Business
OMRON Kurayoshi Co., Ltd.
OMRON Sanyo Co., Ltd.
OMRON Amusement Co., Ltd.
OMRON Relay & Devices Corporation
Automotive Electronic Components Business
OMRON Iida Co., Ltd.
Social Systems Business
OMRON Nohgata Co., Ltd.
OMRON Software Co., Ltd.
Healthcare Business
OMRON Matsusaka Co., Ltd.
Manufacturing / Research and Development (Overseas)
Industrial Automation Business
OMRON Manufacturing of America, Inc. (U.S.A.)
OMRON Manufacturing of The Netherlands B.V. (The Netherlands)
OMRON (Shanghai) Co., Ltd. (China)
Electronic Components Business
OMRON Malaysia Sdn. Bhd. (Malaysia)
P.T. OMRON Manufacturing of Indonesia (Indonesia)
Shanghai OMRON Control Components Co., Ltd. (China)
OMRON Electronic Components (Shenzhen) Ltd. (China)
Automotive Electronic Components Business
OMRON Automotive Electronics, Inc. (U.S.A.)
OMRON Dualtec Automotive Electronics Inc. (Canada)
Healthcare Business
OMRON Dalian Co., Ltd. (China)

Note: "Social Systems Business" includes the Social Systems Solutions and Service Business Company and others

2. Management Policies

In fiscal 2001 (ended March 31, 2002), Omron began implementing "Grand Design 2010" (GD2010), a vision that sets the basic policies for management of the Omron Group for the 10 years through fiscal 2010. In accordance with these basic policies, Omron has set the management objectives of maximizing the Company's corporate value over the long term, based on its mission of contributing to the advancement of society. Omron will promote business activities with the aim of becoming a "Small but Global" 21st century company and a profitable growth company.

(2) Basic Policy for Distribution of Profits

Omron will distribute profits to shareholders based on the following basic rules.

1) In order to maximize corporate value, internal capital resources will be secured for measures that will increase corporate value. These measures include investments in R&D and capital investments, which are vital to future business expansion.

2) After taking into consideration the required investments for future growth and the level of free cash flow, surplus will be distributed to the shareholders to the maximum extent possible.

3) Omron will make every effort to maintain the payout ratio in the 20% range, although this is subject to the level of internal capital resources necessary in each fiscal year. Omron's dividend policy is based on the consolidated fiscal year results. However, a minimum payout of ¥10 is guaranteed even during a weak financial year. This is done to effectively fulfill the expectations of long-term shareholders, and to demonstrate the determination of management to establish a solid base for future growth and effectively avoid unexpected deterioration in financial performance.

4) Utilizing retained earnings that have been accumulated over a long period of time, Omron intends to systematically repurchase and retire the Company's stock to benefit shareholders.

(3) Rationale and Policies Regarding Lowering the Stock-Trading Unit

With a view to increasing the liquidity of the Company's stock and the number of shareholders, Omron carefully considered stock price and minimum amount of investment and then set a basic policy of revising the minimum stock-trading unit to facilitate investment in Omron stock.

In line with this policy, Omron has set the minimum stock-trading unit at 100 shares. The participation of investors in the market will continue to be promoted, and at present Omron intends to maintain the current stock-trading unit.

(4) Long-Term Management Strategies

During the first stage of GD2010, which covered the period from fiscal 2001 to fiscal 2004, Omron promoted activities to achieve ROE of 10% as an indicator showing the profit structure that will form the base for long-term maximization of corporate value. Omron achieved this goal in fiscal 2003, one year ahead of schedule. Therefore, Omron has set the four years from fiscal 2004 to fiscal 2007 as the second stage, in which it will shift its focus to growth while maintaining a balance with profitability. Omron will implement two constant structural reforms. These are "Operational Structural Reform" to continuously enhance profitability by defining the profit structure Omron's businesses should have to advance toward a strong profit structure, and "Business Domain Reform" aiming to identify target growth markets and technologies to effectively redefine the business domain.

(5) Targets for Management Indicators

In the second stage of GD2010, Omron has set the medium-term management target of "Double the Total Business Value of Fiscal 2003" to capture both growth and profitability. Also, Omron has set the target of consolidated return on invested capital (ROIC) as a profitability target.

(6) Issues Facing the Company

The current year (fiscal 2005) is positioned as a milestone toward realizing the profit structure and growth structure that Omron aims to achieve in the second stage of GD2010. The policy for the fiscal year is "advancing toward a strong profit structure," and assuming growth in sales and income, Omron will give priority to making the necessary investments to ensure that the fiscal 2007 targets are reached.

"Technology-driven growth" will be the cornerstone of Business Domain Reform. Up to the present, Omron has set core technology and growth areas to strengthen at the corporate level, created a detailed map of technology and applications as a process of steadily developing technology, and moved toward the establishment of a profit structure for growth. During fiscal 2005, in addition to adding energy and radio frequency identification (RFID) as growth areas,

Omron will steadily work toward the fiscal 2007 target of increasing net sales by ¥50 billion compared to fiscal 2003 and prepare for future growth thereafter.

As another Business Domain Reform, Omron is aiming for full-scale growth in China. While macroeconomic controls and other factors have slowed the rate of growth, China is the fastest-growing market in the world, and is a microcosm of global competition. Therefore, Omron sees success in the Chinese market as crucial to achieving the goals of the second stage of GD2010. China will continue to be a key area, and Omron has set the target of increasing fiscal 2007 sales there by ¥100 billion over fiscal 2003 by embracing new business themes and continuing to make proactive investments.

Moreover, Omron is revising the profit structure of existing businesses, the cornerstone of Operational Structural Reform. Despite the impact of factors such as rising prices of raw materials, including crude oil, Omron will continue to implement structural reforms of selling, general and administrative expenses and production in advancing toward the profit structure targeted for fiscal 2007.

Omron is working to reduce the environmental impact of its business activities and to create products and technologies that contribute to environmental protection. By promoting these efforts, Omron aims to be a company that demonstrates environmental leadership in terms of both ecology and economy. In fiscal 2005, Omron will accelerate its response to regulated chemical substances, and will work to complete its global-level response in advance of the Restriction of Hazardous Substances (RoHS) in Electrical and Electronic Equipment directive that will go into effect in Europe from July 2006.

(7) Fundamental Corporate Governance Stance and Policies

1) Fundamental Corporate Governance Stance

With the goal of being in touch with stakeholder expectations, Omron's aim is "Maximizing Long-term Corporate Value" in capital markets. While efficiently implementing competitive management, Omron practices "corporate value management" and is always aware of its obligations to execute with accountability, manage with a high level of transparency and act ethically.

2) Actions Taken toward Corporate Governance

Omron reinforces management-monitoring functions (the main role of the Board of Directors) and promotes more transparent management practices through timely and appropriate information disclosure. Also by establishing the Managing Officers System and the Internal Company System, and by separating the role of corporate management and business operations, Omron aims to maintain effective corporate governance that meets the changes in the operating environment more flexibly and swiftly.

Organizational Structure and Policy

Omron has adopted the auditor system, whereby the Board of Directors and the Board of Corporate Auditors supervise and monitor its business execution. Although Omron believes that the current auditor system is effective, it will continue to study the feasibility of the Company with Committees System.

The Board of Directors consists of a relatively small number of directors totaling seven, including two outside directors. The Board determines important executive business decisions such as management goals and strategies. They also monitor business execution (the President). The Chairman of the Board does not engage in day-to-day business execution, but acts as the representative of the stakeholders, monitoring business activities. The outside directors are not assigned a staff. However, they are served by the staff of the Corporate General Affairs Division and the Corporate Planning Headquarters as appropriate.

The Board of Corporate Auditors consists of four auditors, including three outside auditors. They supervise corporate governance and monitor business management on a daily basis. They also monitor the activities of all directors. The outside auditors are not assigned a staff. However, they are served by the staff of the Corporate Auditing Division as appropriate.

The Personnel Advisory Committee and the Compensation Advisory Committee have been established as special committees in the Board of Directors. The Personnel Advisory Committee consults with the Chairman and the Chief Executive Officer and formulates selection standards for directors, corporate auditors and managing officers; selects candidates; and appraises current officers. The Compensation Advisory Committee consults with the Chairman and the Chief Executive Officer and sets the compensation system for directors, corporate auditors and managing officers; sets evaluation standards; and appraises current officers.

In order to separate the responsibility for management and execution, Omron has introduced the Managing Officer System. The Chief Executive Officer chairs the Executive Body, which discusses and resolves important business execution issues within the scope of the Chief Executive Officer's authority. In addition, under the Internal Company System, decision-making authority is delegated to a great extent to the presidents of each internal company. This system facilitates swift decision-making and enhanced productivity. Furthermore, the commitment of management enables clear allocation of responsibility and promotes salary incentives.

In terms of internal audit function, the Corporate Auditing Division under the Chief Executive Officer regularly conducts internal audits of the accounting, operations, business risk, compliance and other issues of each of the Company's divisions and each of the internal companies. The Corporate Auditing Division also provides concrete advice for improvement of monitoring and operations. Omron's business execution and management auditing mechanism and system of internal control are outlined in the following chart.


Shareholders' Meeting
Board of Corporate Auditors
Board of Directors
(Chaired by: Chairman)
Corporate Auditor Staff Group
Personnel Advisory Committee
Compensation Advisory Committee
Auditing firm
Corporate Officer
President & CEO
Corporate Ethics & Conduct Committee
Execution Meetings
Corporate Auditing Division
Corporate Division (Corporate Managing Officers)

Improvements to the Risk Management Structure

Omron is improving its risk management system as it believes that all risk arising from business operations must be accurately assessed and controlled in order to manage operations, appropriately, maintain stable growth and secure the required level of management resources. To this end, Omron is firmly establishing risk management systems for detecting, analyzing, countering and monitoring risk in each division and internal company. Moreover, the Corporate General Affairs Division is responsible for risk management oversight functions, and Omron is improving and promoting its risk management system and working to understand and control risk throughout the Group.

In addition, Omron believes that acting ethically is essential to sound, efficient corporate management, and is promoting ethical practices throughout its Group. Omron has instituted a Corporate Code of Ethics as a fundamental policy for conducting corporate activities, and the Corporate Ethics & Business Conduct Guidelines to provide standards for employee conduct.

Omron established the Corporate Ethics & Business Conduct Committee, chaired by the Chief Executive Officer, in April 2003 to carry out strong, comprehensive promotion of risk management and corporate ethics. It is involved in planning for overall policies, monitoring status and progress, and discussing and coordinating key issues.

The general manager of each division and the president of each company are members of the Corporate Ethics & Business Conduct Committee. They report on corporate ethics efforts for their respective organizations in accordance with Omron's corporate ethics and conduct framework and on the status of response to each risk. Moreover, the Corporate Ethics & Business Conduct Committee has established an internal emergency hotline at its offices within the Corporate General Affairs Division and is preparing a system for receiving reports directly from employees and their families. Specifically, Omron is protecting the security and anonymity of those who make reports in working to rapidly detect violation of laws and its Corporate Ethics & Business Conduct Guidelines, promptly convey such information to senior management, and swiftly rectify violations.

As part of these activities, Omron holds "Corporate Ethics Month" each year in October. Activities include corporate ethics meetings at each work site, lectures, and corporate ethics training, education and other activities for Group employees. Moreover, as a response to issue risk, Omron has thorough controls for confidential Company and customer information, and information risk countermeasures as a means of appropriately safeguarding personal information. Omron has formulated earthquake risk countermeasures with the goal of quickly restoring business operations to continue generating the returns expected by stakeholders, including local communities, and safeguarding Omron's business resources in the event of a major earthquake. Omron has established clearly defined special committees to plan for and deal with these issues.

The chart below presents an overview of Omron's risk management and corporate ethics system.


Board of Directors
President & CEO
Corporate Ethics & Business Conduct Committee
Chairman(President)
Secretariat (Corporate General Affairs Division)
Whistleblower Helpline
Company Representative (Company President)
Corporate Representative (Senior General Manager)
Special Committee
Earthquake Risk Special Committee
Information Risk Special Committee
Export Control Committee
Environment Committees
Human Rights Committees
Health & Safety Committee
Disaster Prevention Committees
Ethical Conduct Organization by Segments
Ethical Conduct Organization By Headquarters

Internal Audits, Corporate Auditor Audits, and Accounting Audits

1) Internal Audits and Corporate Auditor Audits

In Omron's system of internal audits, the Auditing Division (7 members) at the head office serves the Group audit function, conducting audits of matters shared company-wide from the perspective of risk management. Each internal company has a Company Audit Division (12 members). These divisions take instructions from the president of their respective company and conduct regular audits of accounting, operations, legal compliance and other issues. They also advise on how each business division can improve its operations.

Corporate auditors conduct daily monitoring in ways such as grasping management conditions by participating in key meetings and conducting visiting audits and interviews. Moreover, the Board of Corporate Auditors contributes to the agenda of the Board of Directors by providing timely advice and recommendations regarding issues including corporate governance at Board of Directors meetings and other times.

Internal audits, corporate auditor audits and accounting audits are closely interrelated. Once a month, the head of the Auditing Division at headquarters attends a meeting of the Board of Corporate Auditors to receive a report on audit results. In addition, the corporate auditors ascertain the audit plan of the accounting auditors and receive explanations regarding the audit system of the accounting auditors, the auditing methods they will use, and the internal controls for matters such as domestic and overseas subsidiaries. The corporate auditors will undertake studies themselves if necessary.

2) Accounting Audits

Omron uses the accounting firm Deloitte Touche Tohmatsu for accounting auditors based on the Commercial Code and audits based on the Securities and Exchange Law. Deloitte Touche Tohmatsu and the auditors it assigns to handle audits for Omron have no non-routine business relationships with Omron. In addition, Deloitte Touche Tohmatsu takes voluntary measures to ensure that its auditors are not involved in audits of Omron's accounts for longer than a certain period of time. The relationship between Omron and Deloitte Touche Tohmatsu is governed by a written contract stipulating the compensation Omron pays for Commercial Code audits and Securities and Exchange Law audits. The names of the certified public accountants who performed auditing services during the fiscal year ended March 31, 2005 and an outline of people who assisted in auditing work are listed below.

Certified Public Accountants Who Performed Auditing Work

Designated employees who performed auditing work: Ikuo Yoshikawa, Taizo Ando, Teruhisa Tamai

Outline of Assistants

Certified public accountants:4; U.S. certified public accountant: 1; accounting assistants: 2

Personal, Business and Equity Relationship of Outside Directors and Auditors with Omron

Former outside director Shozo Hashimoto (who resigned at the close of the Ordinary General Meeting of Shareholders held on June 23, 2005) was serving as chairman of the Nomura Research Institute, which Omron engages for management consulting and other services, during his term as outside director of Omron in the interim period. Outside director Noriyuki Inoue is Chairman and CEO of Daikin Industries, Ltd., which has a product sales relationship with Omron. In addition, outside director Kakutaro Kitashiro serves as Chairman of the Board of IBM Japan, Ltd., which has a business relationship with Omron involving consignment operation of information systems, consulting and other transactions. However, while various Omron companies conduct routine transactions with each of these companies, the outside directors have no personal, direct business relationships with Omron.

Efforts Made in the Past Year to Enhance Corporate Governance at Omron

The following is an overview of principal efforts during the past year.

- Omron adjusted the positioning of Executive Officers and revised the executive officer system and compensation.
- Internal emergency hotlines were established at a non-company location (an attorney's office), and in North America.
- Omron prepared editions of its Group "Corporate Ethics and Conduct Guidelines" for Japan, North America, Europe, China and Asia-Pacific, and provided additional training for domestic employees and training for managers at companies overseas.

(8) Parent Company Information

This item is not applicable because Omron has no parent company.

3. Results of Operations and Financial Condition

(a) Results of Operations

- **Overview of the Interim Period**

1) General Overview

During the interim period ended September 30, 2005, the completion of a cycle of inventory adjustments of IT and digital-related products and a recovery in consumer spending pulled the Japanese economy pulled out of a temporary lull from summer onward, but the economy was weak overall through the period, due in part to high crude oil prices. Meanwhile, the U.S. economy on the whole was strong despite inventory adjustments in the manufacturing sector, as consumer spending and capital investment were firm. The European economy showed signs of recovery during the second half, but was weak through the period. Despite a trend toward slower growth rates, the economies of Asia maintained high growth, centered on China, and were generally strong.

In markets related to the Omron Group, sales of consumer and commerce components for IT and digital-related products were sluggish due to inventory adjustments. However, sales of factory automation control systems to domestic and overseas manufacturers were strong, supported by robust capital investment. In addition, demand for automotive electronic components expanded due to strong unit sales of automobiles.

In this environment, Omron Group net sales for the interim period were ¥285,362 million, a 5.6 percent decrease from the same period in the previous fiscal year. The decrease reflected the substantial effect of the transfer of the ATM and other information equipment business to an equity affiliate in October 2004. However, excluding the transferred information equipment business, net sales increased 3.7 percent over the same period in the previous fiscal year as a result of solid sales of the Omron Group's core factory automation control systems and automotive electronic components amid a weak market for consumer and commerce components for IT and digital-related products in Japan and overseas.

As for income during the interim period, despite the decrease in net sales due to the transfer of the information equipment business, income was near the level of the same period in the previous fiscal year as a result of Omron's ongoing measures to raise efficiency to realize a strong profit structure, in addition to the return of the substitutional portion of the employees' pension fund. Operating income was ¥31,260 million, an increase of 0.2 percent compared with the same period in the previous fiscal year, income before income taxes was ¥31,755 million, an increase of 9.5 percent, and net income was ¥16,728 million, an increase of 1.8 percent.

2) Results by Business Segment

- **Industrial Automation Business**

In Japan, investments to improve quality and safety were firm, and sales of the safety business and quality solutions business, which Omron has positioned as strategic growth businesses, grew steadily. However, sales of products for the semiconductor and digital appliance industries, which are in an adjustment phase, were sluggish, and overall domestic sales were down compared with same period in the previous fiscal year.

In overseas markets, overall sales were strong in North America, due to increased sales of products to the automobile industry and of the quality solutions business. In Europe, despite the effect of restrained investment among manufacturers due to weak economic conditions, sales of inverters and servomotors increased, and foreign currency translation also increased sales. Sales were strong in Southeast Asia and Greater China, where exports continued to grow briskly.

As a result, segment sales for the interim period were ¥130,272 million, an increase of 2.4 percent from the same period in the previous fiscal year.

- **Electronic Components Business**

In Japan, overall sales of products such as miniature backlights for mobile devices and relays for air conditioners were weak due to factors including inventory adjustments in the consumer and commerce industry, which started in the second half of the previous fiscal year. Overseas, Omron strengthened sales and marketing in the IT and mobile markets in the United States and Europe, which are growth areas, and expanded production capacity and reinforced sales capabilities aimed at the rapid growth of the China business. However, sales were weak due to factors such as a delayed recovery in

sales of communications relays against the backdrop of a weak economy in Europe and restrained public works investments in China, and greater price competition for electronic appliances.

As a result, segment sales were ¥45,924 million, a decrease of 8.1 percent from the same period in the previous fiscal year.

- **Automotive Electronic Components Business**

Global automobile production volume during the interim period was strong overall, although there were differences by manufacturer and country. In addition, needs are increasing for car electronics for automobile safety and environmental friendliness, and Omron released products that meet those needs to match customers' new vehicle investment. Sales were strong in Japan, North America and Asia, and increased substantially in Europe due to the effect of the acquisition of a subsidiary in the previous fiscal year.

As a result, segment sales were ¥35,130 million, an increase of 16.3 percent from the same period in the previous fiscal year.

- **Social Systems Business**

In the public transportation systems business, despite the strong contribution from equipment deliveries related to the opening of new train lines in the Kanto region and renovation demand, sales decreased substantially compared to the previous fiscal year, when there was major demand associated with the issue of newly designed currency bills. In the security solutions business, sales grew favorably, centered on demand from large customers.

In addition to the above, the ATM and other information equipment business was transferred to an equity affiliate in October 2004. As a result, segment sales were ¥33,991 million, a decrease of 42.3 percent from the same period in the previous fiscal year.

- **Healthcare Business**

In Japan, interest in healthcare continued to increase, and despite the slackening growth rate of body composition monitors, which expanded strongly in the previous fiscal year, sales of digital blood pressure monitors and other products were favorable, and overall sales increased over the same period in the previous fiscal year. In overseas markets, sales declined due to slower demand for digital blood pressure monitors in the United States and China, but sales of digital blood pressure monitors and nebulizers, which are core products, increased in Europe and Southeast Asia.

As a result, segment sales were ¥27,550 million, an increase of 15.3 percent from the same period in the previous fiscal year.

- **Others**

Among existing businesses, in the entertainment business, although competition continued to intensify for commercial game machines, including printed sticker machines, overall sales increased over the same period in the previous fiscal year due to steadily expanding sales of content for cellular phones and other new businesses. In the computer peripheral business, IT investment recovered against the backdrop of improved corporate earnings, and sales of products such as permanent power supplies increased solidly. In addition, the commissioned software business performed well amid improvement in corporate IT investment.

In new business themes, sales of the radio frequency identification (RFID) business grew steadily along with the trend toward practical application of IC tags in Japan and overseas.

As a result, segment sales totaled ¥12,495 million, an increase of 3.0 percent from the same period in the previous fiscal year.

2) Distribution of Profits

In accordance with the "Basic Policy for Distribution of Profits" stated above and in consideration of results in the interim period ended September 30, 2005, Omron will increase the interim dividend by ¥2.00 per share compared with the previous interim dividend to ¥12.00 per share.

(2) Outlook for the Fiscal Year Ending March 31, 2006

1) General Outlook

Looking at the economic environment for the second half of the fiscal year, although elements of uncertainty regarding the outlook for the global economy will remain, including pressure on corporate profits due to high crude oil and raw material prices and the direction of exchange rates, factors such as the rebound in IT and digital-related demand that started in summer are expected to support a gradual recovery trend.

In markets related to the Omron Group, the market for factory automation control systems for manufacturing industries in Japan and overseas is expected to expand gradually, supported in part by an upturn in capital investment demand. In addition, demand for automotive electronic components is projected to remain favorable. The market for consumer and commerce components for IT and digital-related products, which was weak during the first half of the fiscal year, is expected to rebound slowly starting in the second half.

Based on these economic projections, the Omron Group expects net sales for the fiscal year to remain in line with its initial forecast, following interim period results. Income is also expected to be in line with the initial forecast, as the Omron Group will continue to aggressively make growth investments in China and in new business areas, and will also work to enhance the profit structure of existing businesses.

For the full fiscal year, Omron projects net sales of ¥625.0 billion, operating income of ¥65.0 billion, income before income taxes of ¥63.0 billion and net income of ¥36.0 billion, unchanged from the forecast announced on April 27, 2005.

The assumed exchange rates for the second half are $US1 = ¥110 and 1 Euro = ¥135.

2) Outlook by Business Segment

Industrial Automation Business

For the second half and beyond, although there are some elements of concern, including high crude oil prices, a slowdown in exports from China and a delay in recovery of the semiconductor industry, Omron will work to expand sales in Japan by firmly establishing its sales agent system and executing its sales strategy. Overseas, Omron will strengthen sales in key markets and for new market development. In Europe, Omron will conduct full-scale business operations in Eastern Europe, and in Greater China, Omron expects to expand sales by strengthen its sales system, implementing sales strategies, and developing and investing in products originating in China that match market needs.

Electronic Components Business

Omron assumes that demand for electronic components in the markets related to this segment will be on a recovery track in the second half and thereafter as inventory adjustments have nearly been completed. In particular, Omron expects that large-sized backlights, a market in which Omron is actively investing in tandem with expansion of the market for thin-screen televisions, as well as FPC connectors for digital appliances and mobile devices such as DVD players and portable music players, and miniature backlights for mobile devices will contribute to sales expansion. In the Chinese market, Omron's focus on developing and expanding its network of sales bases and investing in new relay and switch products is expected to result in an increase in sales.

Automotive Electronic Components Business

In the second half, although slumping business among automobile manufacturers and major parts manufacturers in North America will be a negative factor, overall worldwide automobile production volume is expected to remain stable, continuing from the interim period. Although there is concern about a decline in net sales at certain customers in North America, Omron will work to expand sales to other customers in North America and in Japan, Asia and Europe.

Social Systems Business

In the public transportation systems business, Omron expects renewal and upgrading of station equipment to gain momentum with the shift from passenger tickets to IC cards in the Kanto and Kansai regions and the start of mutual compatibility of IC cards among different railway companies. In the traffic solutions business, Omron projects that demand aimed at urban roads will decrease, but that demand aimed at urban highways and general roads will increase. In the security solutions business, sales are projected to increase strongly due to the contribution from demand for security for manufacturers, a new business area.

However, sales in this segment are expected to be lower than in the previous fiscal year due to the transfer of the ATM and other information systems business to an equity affiliate in October 2004.

Healthcare Business

Looking at conditions for this segment in the second half and beyond, although there are causes for concern such as a cooling off of consumer spending in North America due to rising gasoline prices, the market is projected to expand due to continued health consciousness in Japan and overseas and measures in various countries aimed at reducing healthcare costs.

Despite weaker sales of digital blood pressure monitors in North America and China and body composition monitors in Japan, overall sales are expected to be solid. In addition, sales of the subsidiary acquired in June 2005 are expected to contribute to sales expansion in this segment.

Others

Among existing businesses, in the entertainment business, intense competition will continue in the core commercial game machine business, but sales overall are expected to increase over the previous fiscal year due to expansion of the mobile phone content business and other new business areas. Sales of the computer peripherals business are also expected to increase over the previous fiscal year, due in part to the contribution from the recovery of IT investment in the second half, reflecting improved corporate business performance. The commissioned software business is expected to remain strong due to improved corporate IT investment.

Among new growth themes, Omron will continue to work toward business expansion in the RFID business with measures including development of new applications and cultivation of overseas markets. Omron will also continue working toward the commercial launch of long-distance monitoring services such as electrical energy measurement and insulation monitoring.

3) Distribution of Profits

In accordance with the "Basic Policy for Distribution of Profits" stated above, Omron plans to pay an annual cash dividend of ¥24.00 per share (interim cash dividend per share: ¥12.00).

(b) Financial Condition

(1) Overview of the Interim Period Ended September 30, 2005

1) Financial Condition for the Interim Period Ended September 30, 2005

Total assets: ¥548,301 million (a decrease of ¥37,128 million from a year earlier)
Shareholders' equity: ¥354,135 million (an increase of ¥48,325 million from a year earlier)
Shareholders' equity/Total assets: 64.6% (an increase of 12.4 percentage points from a year earlier)

Total assets decreased ¥37,128 million compared with the end of the previous fiscal year. The primary cause was a ¥25,013 million decrease in cash and cash equivalents due to factors including the repayment of short-term bank loans and acquisition of businesses.

Shareholders' equity increased ¥48,325 million compared with the end of the previous fiscal year. This was due to net income of ¥16,728 million, a ¥25,332 million decrease in minimum pension liability adjustments (which increases shareholders' equity) in connection with the change of the retirement benefit system, a ¥5,300 million increase in unrealized gains on available-for-sale securities (which increases shareholders' equity) and a ¥3,667 million decrease in foreign currency translation adjustments (which increases shareholders' equity).

2) Summary of Cash Flows for the Interim Period Ended September 30, 2005

Net cash provided by operating activities was ¥23,275 million, a decrease of ¥10,306 million compared with the same period in the previous year. Net income increased, but the reserve for termination and retirement benefits decreased in connection with the return of the substitutional portion of the employees' pension fund, and there was an increase in income taxes payable.

Net cash used in investing activities totaled ¥22,689 million, an increase of ¥6,204 million from the same period in the previous year, mainly due to investments to strengthen the foundation for future growth and aggressive business acquisitions.

Net cash used in financing activities was ¥26,422 million, a decrease of ¥10,843 million from the same period in the previous year, mainly because Omron made net repayments of short-term bank loans, as it did in the same period in the previous year.

As a result, cash and cash equivalents at the end of the fiscal year were ¥55,606 million, a decrease of ¥25,013 million from the end of the previous fiscal year.

(2) Outlook for the Year Ending March 31, 2006

For the second half of the year ending March 31, 2006, Omron projects that despite continued growth in net income, aggressive investments in growth including investment in the Company's infrastructure in China, investment in new product development as part of the Company's growth strategy, and investment to respond to regulated chemical substances will result in a year-on-year decrease in free cash flow, calculated as net cash provided by operating activities less net cash used in investing activities.

In financing activities, despite the above capital requirements, Omron will flexibly manage sources and uses of capital, taking financial conditions into consideration while efficiently deploying capital and maintaining appropriate capital levels throughout the Group.

Considering the above cash flow projections, Omron believes that the balance of cash and cash equivalents of ¥55,606 million as of September 30, 2005 is more than sufficient for business operations in the present economic conditions.

(3) Cash Flow Indicators and Trends

Consolidated cash flow indicators and trends for the three most recent interim periods and the two most recent fiscal years are as follows.

Fiscal Years Ended March 31	Interim period ended Sep.30, 2003	Interim period ended Sep.30, 2004	Interim period ended Sep.30, 2005	Year ended March 31, 2004	Year ended March 31, 2005
Shareholders' equity ratio (%)	47.4	52.6	64.6	46.4	52.2
Shareholders' equity ratio on market value basis (%)	100.6	101.5	120.0	105.6	95.1
Debt repayment period (years)	-	-	-	0.7	0.4
Interest coverage ratio (times)	57.2	49.7	50.2	66.3	55.6

Notes:

Shareholders equity ratio: Shareholders' equity/Total assets
Shareholders' equity ratio on market value basis: Total market value of stock/Total assets
Debt repayment period: Interest-bearing liabilities/Net cash provided by operations (not stated for interim periods)
Interest coverage ratio: Net cash provided by operations/Interest expense

1. All indicators are calculated on a consolidated basis.
2. Total market value of stock is calculated by multiplying the total number of shares outstanding at the end of the period (excluding treasury stock) by the closing share price at the end of the period.
3. Net cash provided by operations is as reported in the consolidated statement of cash flows. Interest-bearing liabilities are liabilities stated on the consolidated balance sheets on which interest is paid. Interest expense is as stated in the notes to the consolidated statements of cash flows.

(c) Business and Other Risks

The following risks may influence the Omron Group's management results and financial condition (including share price), and Omron believes that these items may substantially affect investor decisions.

Note that items referring to the future reflect the Omron Group's forecasts and assumptions as of October 31, 2005, the date of publication of these materials.

1. Economic Conditions

The primary business of the Omron Group is consumer and commerce electronic components used in the manufacture of control system equipment and other electrical and electronic equipment by the manufacturing sector and in capital investment related areas. Accordingly, demand for Omron Group products is affected by economic conditions in these markets. Also, the Omron Group procures raw materials and semi-finished products in a wide variety of forms, and rapid increases in demand could result in supply shortages and/or sudden increases in prices that could halt production and/or cause sudden increases in costs.

Both in Japan and overseas, therefore, market forces affecting suppliers to, and purchasers from, the Omron Group can result in the contraction of demand for our products, thereby possibly having a negative impact on the Group's operating results and financial condition.

2. Risks Accompanying Overseas Business Activities

The Omron Group actively conducts business activities such as production and sales in overseas markets. The Group may be subject to operating difficulties in overseas countries related to possible social unrest due to factors including differences in culture or religion, political turmoil and uncertainty in economic trends, differences in business customs in areas such as the structure of relationships with local businesses and collection of receivables, specific legal systems and

investment regulations, changes in tax systems, labor shortages and problems in the labor-management relationship, epidemics, and terrorism, wars, and other political circumstances.

These various risks associated with overseas operations may have a negative impact on the Omron Group's operating results and financial condition.

3. Exchange Rate Fluctuation

The Omron Group has 99 overseas affiliated companies and continues to reinforce its business operations in overseas markets, such as China for which major market growth is anticipated in the future. The percentages of consolidated net sales accounted for by overseas sales during the interim period ended September 30, 2005 was 43.7 percent, respectively, and Omron expects further increases in the overseas operations ratio due to factors such as production shifts. The Omron Group seeks to hedge against exchange rate risk in such ways as balancing imports and exports denominated in foreign currencies. Exchange rate fluctuations, however, could have a negative impact on the Group's operating results and financial condition.

4. Product Defects

The Omron Group is committed to the management philosophy of maximizing customer satisfaction, and implements the philosophy by providing the best quality products and services based on the Group's motto of "quality first." The Group has strict quality control standards in place, and develops and manufactures its products accordingly. The Corporate General Affairs Division of the parent company conducts quality audits, and a Group-wide quality check system is in place for the ongoing improvement of the quality of the Group's entire line of products and services. Nevertheless, there is no assurance that all of the Group's products are without defects, and that recalls will not occur in the future. Large-scale recalls and/or product defects resulting in liability-related damages could impose huge costs, could severely influence evaluations of the Omron Group, and could result in reduced sales. Such events could exert a negative impact on the Group's operating results and financial condition.

5. Regulated Chemical Substances

The Omron Group currently manufactures certain products with materials containing regulated chemical substances such as lead and cadmium that will be banned from use in the EU from July 2006. At present, in cooperation with suppliers the Omron Group has nearly completed an investigation of the status of regulated chemical substances in all of the components and materials the Group uses, and is accelerating efforts to switch to substitute components and materials that do not contain regulated chemical substances. The Omron Group has constructed an IT system to support the steady, efficient implementation of the investigation of materials and components and the switch to substitute materials and components, and is working to make Omron Group products throughout the world "environmentally warranted products" by the end of March 2006. However, delays in the switchover due to shortages of substitute parts and materials could impact negatively on our operating results and financial condition.

6. Information Leakage

The Omron Group acquires information (including information on individuals) regarding the privacy and credit information of customers and other entities and other types of classified information through its business processes and important information in the course of business. The Omron Group is strengthening security to prevent external entry into its internal information systems and misappropriation by third parties, and a special committee has been established centering on the Corporate General Affairs Division. Steps are being taken to reinforce control over the information the Group handles, and to further improve employees' information literacy.

Unanticipated leakage of internal information, however, due for example to invasion of internal information systems using technology exceeding implemented security levels, could exert a negative impact on the Omron Group's operating results and financial condition.

7. Counterfeiting of Omron Group Products

The Omron Group has accumulated technology and expertise allowing it to differentiate its products from those of its competitors. However, it is impossible to completely protect all of the Group's intellectual property consisting of proprietary technology and expertise, due to legal restrictions in specific regions, including China, and conditions that allow only limited protection. At present, the Omron Group is working on intellectual property protection against imitation products, through such measures as the placement of full-time personnel (including local staff) in Shanghai. However, it is possible that the Group will not be able to completely prevent third parties from using its intellectual property in the manufacture of imitation products.

In China, skills in the methods needed to manufacture and sell imitations of the Omron Group's products improve each year, and organizations that manufacture and market counterfeit products have become extremely troublesome. The circulation of low-quality counterfeits that fraudulently use the Omron Group brand in Asia, including China, could damage trust in the Omron Group's products and the Group's brand image, and could exert a negative impact on the Omron Group's operating results and financial condition.

Projections of results and future developments are based on information available to the Company at the present time, as well as certain assumptions judged by the Company to be reasonable. Various factors could cause actual results to differ materially from these projections. Major factors influencing Omron's actual results include, but are not limited to, (i) the economic conditions affecting the Company's businesses in Japan and overseas, (ii) demand trends for the Company's products and services, (iii) the ability of the Omron Group to develop new technologies and new products, (iv) major changes in the fund-raising environment, (v) tie-ups or cooperative relationships with other companies, and (vi) movements in currency exchange rates and stock markets.

(Attachment)

4. Interim Consolidated Financial Statements

Interim Consolidated Statements of Operations
(With transfer of substitutional portion of employees' pension fund stated separately)

(Millions of yen)

	Six months ended September 30, 2005		Six months ended September 30, 2004		Year ended March 31, 2005	
Net sales	285,362	100.0%	302,272	100.0%	608,588	100.0%
Cost of sales	168,120	58.9	174,984	57.9	358,817	59.0
Gross profit	117,242	41.1	127,288	42.1	249,771	41.0
Selling, general and administrative expenses	73,185	25.6	71,928	23.8	144,219	23.7
Research and development expenses	24,712	8.7	24,162	8.0	49,441	8.1
Transfer of substitutional portion of employeees' pension fund	(11,915)	(4.2)	—	—	—	—
Operating income	31,260	11.0	31,198	10.3	56,111	9.2
Interest expense (income), net	(297)	(0.0)	(6)	(0.0)	(216)	(0.0)
Foreign exchange loss (profit), net	570	0.2	(362)	(0.1)	75	0.0
Other expenses, net	(768)	(0.3)	2,565	0.8	3,704	0.6
Income before income taxes and minority interests and cumulative effect of accounting change	31,755	11.1	29,001	9.6	52,548	8.6
Income taxes:	13,806	4.8	12,369	4.1	22,108	3.6
Current	9,671		10,781		20,393	
Deferred	4,135		1,588		1,715	
Minority interests	20	0.0	193	0.1	264	0.0
Net income before adjustment for cumulative effect of accounting change	17,929	6.3	16,439	5.4	30,176	5.0
Cumulative effect of accounting change (after tax effect considerations)	1,201	0.4	—	—	—	—
Net income	16,728	5.9	16,439	5.4	30,176	5.0

Note: Gain and loss recognized in connection with the return of the substitutional portion of the employees' pension fund (excluding the difference on return of liabilities) during the interim period ended September 30, 2005 are included in selling, general and administrative expenses and research and development expenses under U.S. GAAP. To facilitate comparison with past fiscal years, the statement above displays this gain and loss together with the difference on return of liabilities separately as "Return of substitutional portion of employees' pension fund." If this gain or loss (excluding the difference on return of liabilities) were included in selling, general and administrative expenses and research and development expenses, and the difference on return of liabilities were stated separately, in accordance with U.S. GAAP, the statement would be as shown on the next page.

Interim Consolidated Statements of Operations

(Millions of yen)

	Six months ended September 30, 2005		Six months ended September 30, 2004		Year ended March 31, 2005	
Net sales	285,362	100.0%	302,272	100.0%	608,588	100.0%
Cost of sales	184,095	64.5	174,984	57.9	358,817	59.0
Gross profit	101,267	35.5	127,288	42.1	249,771	41.0
Selling, general and administrative expenses	81,820	28.7	71,928	23.8	144,219	23.7
Research and development expenses	29,526	10.3	24,162	8.0	49,441	8.1
Loss from transfer of obligation with transfer of substitutional portion of employees' pension fund	(41,339)	(14.5)	—	—	—	—
Operating income	31,260	11.0	31,198	10.3	56,111	9.2
Interest expense (income), net	(297)	(0.0)	(6)	(0.0)	(216)	(0.0)
Foreign exchange loss (profit), net	570	0.2	(362)	(0.1)	75	0.0
Other expenses, net	(768)	(0.3)	2,565	0.8	3,704	0.6
Income before income taxes and minority interests and cumulative effect of accounting change	31,755	11.1	29,001	9.6	52,548	8.6
Income taxes:	13,806	4.8	12,369	4.1	22,108	3.6
Current	9,671		10,781		20,393	
Deferred	4,135		1,588		1,715	
Minority interests	20	0.0	193	0.1	264	0.0
Income before adjustment for cumulative effect of accounting change	17,929	6.3	16,439	5.4	30,176	5.0
Cumulative effect of accounting change (After tax effect considerations)	1,201	0.4	—	—	—	—
Net income	16,728	5.9	16,439	5.4	30,176	5.0

Note: Gain and loss recognized in connection with the return of the substitutional portion of the employees' pension fund (excluding the difference from transfer of obligation) during the interim period ended September 30, 2005 are included in selling, general and administrative expenses and research and development expenses under U.S. GAAP. The difference of ¥41,339 million between the accrued benefit obligation and related pension plan assets is stated as "Loss from transfer of obligation with transfer of substitutional portion of employees' pension fund." The difference of ¥8,870 million between the projected benefit obligation and accrued benefit obligation, which is the previously accrued salary progression related to the substitutional portion, was recognized as a return of net periodic pension cost, and the one-time amortization of the unrecognized actuarial balance corresponding to the substitutional portion, which totaled ¥38,294 million, was recognized as a settlement loss. Of the return of the previously accrued salary progression and the settlement loss totaling ¥29,424 million, ¥15,975 million is accounted for in cost of sales, ¥8,635 million in selling, general and administrative expenses, and ¥4,814 million in research and development expenses. (Refer to page 25 for a detailed note.)

(Attachment)

Interim Consolidated Balance Sheets

(Millions of yen)

	As of September 30, 2005		As of September 30, 2004		As of March 31, 2005	
ASSETS						
Current Assets:	265,765	48.5%	300,493	52.6%	295,940	50.6%
Cash and cash equivalents	55,606		77,487		80,619	
Notes and accounts receivable — trade	108,873		116,696		124,409	
Allowance for doubtful receivables	(2,614)		(2,829)		(2,757)	
Inventories	77,673		82,340		68,585	
Deferred income taxes	17,015		17,453		17,240	
Other current assets	9,212		9,346		7,844	
Property, Plant and Equipment:	159,208	29.0	151,633	26.5	154,689	26.4
Land	44,122		44,725		43,794	
Buildings	114,753		109,326		110,367	
Machinery and equipment	151,350		148,837		143,111	
Construction in progress	5,926		5,780		5,946	
Accumulated depreciation	(156,943)		(157,035)		(148,529)	
Investments and Other Assets:	123,328	22.5	119,116	20.9	134,800	23.0
Investments in and advances to associates	16,569		2,490		17,343	
Investment securities	56,513		48,346		49,764	
Leasehold deposits	8,622		8,711		8,595	
Deferred income taxes	17,315		40,833		41,499	
Other	24,309		18,736		17,599	
Total Assets	548,301	100.0%	571,242	100.0%	585,429	100.0%

(Attachment)

(Millions of yen)

	As of September 30, 2005		As of September 30, 2004		As of March 31, 2005	
LIABILITIES						
Current Liabilities:	130,377	23.8%	163,633	28.6%	162,988	27.8%
Bank loans	1,675		14,553		12,424	
Notes and accounts payable －trade	69,526		79,188		75,866	
Accrued expenses	25,700		26,573		26,701	
Income taxes payable	8,067		9,336		12,724	
Deferred income taxes	76		88		97	
Other current liabilities	25,043		23,686		24,673	
Current portion of long-term debt	290		10,209		10,503	
Long-Term Debt	1,237	0.2	828	0.1	1,832	0.3
Deferred Income Taxes	1,428	0.3	459	0.1	1,199	0.2
Termination and Retirement Benefits	59,268	10.8	104,233	18.2	111,988	19.1
Other Long-Term Liabilities	313	0.0	128	0.1	63	0.0
Minority Interests in Subsidiaries	1,543	0.3	1,687	0.3	1,549	0.4
Total Liabilities	194,166	35.4	270,968	47.4	279,619	47.8
SHAREHOLDERS' EQUITY						
Common stock	64,100	11.7	64,100	11.2	64,100	10.9
Additional paid-in capital	98,726	18.0	98,725	17.3	98,726	16.9
Legal reserve	7,913	1.4	7,619	1.3	7,649	1.3
Retained earnings	213,158	38.9	189,176	33.1	199,551	34.1
Accumulated other comprehensive income (loss)	(6,585)	(1.2)	(36,291)	(6.3)	(41,009)	(7.0)
Foreign currency translation adjustments	(6,887)		(9,787)		(10,554)	
Minimum pension liability adjustments	(15,791)		(35,332)		(41,123)	
Net unrealized gains on securities	16,209		8,946		10,909	
Net gains (losses) on derivative instruments	(116)		(118)		(241)	
Treasury stock	(23,177)	(4.2)	(23,055)	(4.0)	(23,207)	(4.0)
Total Shareholders' Equity	354,135	64.6	300,274	52.6	305,810	52.2
Total Liabilities and Shareholders' Equity	548,301	100.0%	571,242	100.0%	585,429	100.0%

(Attachment)

Consolidated Statements of Shareholders' Equity

Six months ended September 30, 2005 (Millions of yen)

	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, March 31, 2005	64,100	98,726	7,649	199,551	(41,009)	(23,207)
Net income				16,728		
Cash dividends				(2,857)		
Transfer to legal reserve			264	(264)		
Foreign currency translation adjustments					3,667	
Minimum pension liability adjustments					25,332	
Unrealized gains on available-for-sale securities					5,300	
Net gains on derivative instruments					125	
Acquisition of treasury stock						(33)
Disposal of treasury stock		0				1
Exercise of stock options		(0)				62
Balance, September 30, 2005	64,100	98,726	7,913	213,158	(6,585)	(23,177)

Six months ended September 30, 2004 (Millions of yen)

	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, March 31, 2004	64,082	98,705	7,450	175,296	(50,559)	(20,264)
Net income				16,439		
Cash dividends				(2,381)		
Transfer to legal reserve			169	(169)		
Foreign currency translation adjustments					5,838	
Minimum pension liability adjustments					9,906	
Unrealized gains on available-for-sale securities					(1,141)	
Net losses on derivative instruments					(335)	
Acquisition of treasury stock						(2,908)
Disposal of treasury stock		2				11
Conversion of convertible bonds	18	19				1
Exercise of stock options		(1)		(9)		105
Balance, September 30, 2004	64,100	98,725	7,619	189,176	(36,291)	(23,055)

Year ended March 31, 2005 (Millions of yen)

	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, March 31, 2004	64,082	98,705	7,450	175,296	(50,559)	(20,264)
Net income				30,176		
Cash dividends				(5,713)		
Transfer to legal reserve			199	(199)		
Foreign currency translation adjustments					5,071	
Minimum pension liability adjustments					4,115	
Unrealized gains on available-for-sale securities					822	
Net losses on derivative instruments					(458)	
Acquisition of treasury stock						(3,065)
Reissuance of treasury stock		3				16
Conversion of convertible bonds	18	19				1
Exercise of stock options		(1)		(9)		105
Balance, March 31, 2005	64,100	98,726	7,649	199,551	(41,009)	(23,207)

(Attachment)

Interim Consolidated Statements of Cash Flows

(Millions of yen)

	Six months ended September 30, 2005	Six months ended September 30, 2004	Year ended March 31, 2005
Operating Activities:			
Net income	16,728	16,439	30,176
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	14,673	14,337	28,642
Net loss (gain) on sales and disposals of property, plant and equipment	(374)	311	918
Loss on impairment of property, plant and equipment	—	33	614
Net gain on sales of short-term investments and investment securities	(1,044)	(254)	(987)
Loss on impairment of investment securities and other assets	692	220	366
Bad debt expense	—	—	140
Termination and retirement benefits	(11,825)	1,124	1,956
Deferred income taxes	4,135	1,588	1,715
Minority interests	20	193	264
Equity in earnings of affiliates	472	38	1,483
Cumulative effect of accounting change	1,204	—	—
Changes in assets and liabilities:			
Decrease (increase) in notes and accounts receivable — trade, net	18,416	10,724	(2,762)
Increase in inventories	(6,851)	(11,146)	(1,964)
Decrease (increase) in other assets	(941)	1,030	934
Decrease in notes and accounts payable — trade	(6,583)	(1,096)	(4,908)
Increase (decrease) in income taxes payable	(4,820)	(843)	2,423
Increase (decrease) in accrued expenses and other current liabilities	(498)	825	2,114
Other, net	(126)	58	(48)
Total adjustments	6,547	17,142	30,900
Net cash provided by operating activities	23,275	33,581	61,076
Investing Activities:			
Proceeds from sales or maturities of short-term investments and investment securities	3,222	305	1,867
Purchase of short-term investments and investment securities	(769)	(255)	(267)
Capital expenditures	(18,803)	(17,962)	(38,579)
Decrease in leasehold deposits	84	98	221
Proceeds from sales of property, plant and equipment	1,677	2,490	4,343
Acquisition of minority interests	(1)	—	(515)
Decrease (increase) in investment in and loans to affiliates	542	(1,276)	(1,233)
Proceeds from sale of business entities, net	—	115	(1,111)
Payment for acquisition of business entities, net	(8,641)	—	(776)
Net cash used in investing activities	(22,689)	(16,485)	(36,050)
Financing Activities:			
Net repayments of short-term bank loans	(12,488)	(1,666)	(3,860)
Proceeds from issuance of long-term debt	53	400	1,924
Repayments of long-term debt	(10,657)	(29,912)	(30,238)
Dividends paid by the Company	(3,332)	(3,230)	(5,611)
Dividends paid to minority interests	(28)	(57)	(59)
Acquisition of treasury stock	(33)	(2,908)	(2,954)
Disposal of treasury stock	1	13	19
Exercise of stock options	62	95	95
Net cash used in financing activities	(26,422)	(37,265)	(40,684)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	823	2,597	1,218
Net Increase (Decrease) in Cash and Cash Equivalents	(25,013)	(17,572)	(14,440)
Cash and Cash Equivalents at Beginning of the Period	80,619	95,059	95,059
Cash and Cash Equivalents at End of the Period	55,606	77,487	80,619
Notes to cash flows from operating activities:			
Interest paid	464	676	1,098
Taxes paid	14,504	11,494	17,815
Note to investing and financing activities not involving cash flow:			
Debt related to capital expenditures	1,760	2,102	2,671
Stock issued due to conversion of bonds	—	38	38
Transfer of assets and liabilities to affiliate created through joint venture	—	—	16,270

(Attachment)

Preparation of the Consolidated Financial Statements

1. Scope of Consolidation and Application of the Equity Method

(1) Number of consolidated subsidiaries and companies accounted for by the equity method

	Six months ended September 30, 2005	Year ended March 31, 2005	Increase (decrease)
Consolidated subsidiaries	142	142	0
Unconsolidated subsidiaries accounted for by the equity method	—	—	—
Affiliates accounted for by the equity method	16	17	(1)
Total	158	159	(1)

(2) Names of principal subsidiaries and affiliates

Consolidated subsidiaries: OMRON Relay & Devices Corporation, OMRON Europe B.V.

Companies accounted for by the equity method: Hitachi-Omron Terminal Solutions, Corp.

(3) Changes in scope of consolidation and application of the equity method:

Consolidated subsidiaries

(New) 7 companies (Colin Medical Technology Corporation and 6 others)

(Eliminated) 7 companies

Affiliates accounted for by the equity method:

(New) 2 companies

(Eliminated) 3 company

2. Comprehensive Income

Comprehensive income in addition to other comprehensive income in net income is as follows:

Six months ended September 30, 2005:	¥51,152 million
Six months ended September 30, 2004:	¥30,707 million
Year ended March 31, 2005:	¥39,726 million

Other comprehensive income includes changes in foreign currency translation adjustments, minimum pension liability adjustments, unrealized gains or losses on available-for-sale securities and net gains or losses on derivative instruments.

3. Major Components of Other Expenses (Income), Net

The major components of "Other expenses (income), net" are as follows:

Six months ended September 30, 2005	Net gain on sales of investment securities	¥(1,044)million
	Loss on impairment of investment securities and other assets	¥692 million
Six months ended September 30, 2004	Business restructuring expenses	¥1,767 million
Year ended March 31, 2005	Business restructuring expenses	¥1,767 million
	Loss in equity of affiliates	¥1,483 million

4. Retirement Benefits

Transfer of the Substitutional Portion of the Employees' Pension Fund

OMRON Corporation and its 30 principal domestic subsidiaries received approval from the Minister of Health, Labour and Welfare on May 1, 2005 for exemption from benefits related to past employee service in regard to the substitutional portion of the Omron pension plan. On September 29, 2005, the Company transferred the amount of the minimum actuarial liability to the Japanese government. In accordance with the Emerging Issues Task Force Issue No. 03-02 ("Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities"), the entire substitutional portion was accounted for at the time the transfer of the benefit obligation and related plan assets was completed. As a result of the transfer, the Company accounted for the difference of ¥41,339 million between the accrued benefit obligation and related plan assets as "Difference on transfer of obligation related to transfer of substitutional portion of employees' pension fund." In addition, the difference of ¥8,870 million between the projected benefit obligation and accrued benefit obligation, which represents the accrued salary progression in regard to the substitutional portion, was recognized as a return of net periodic pension cost, and the one-time amortization of the unrecognized actuarial balance corresponding to the substitutional portion, which totaled ¥38,294 million, was recognized as a settlement loss. Of the return of the previously accrued salary progression and the settlement loss totaling ¥29,424 million, ¥15,975 million is accounted for in cost of sales, ¥8,635 million in selling, general and administrative expenses, and ¥4,814 million in research and development expenses.

5. Changes in Accounting Methods

1) Change in Measurement Date of Projected Benefit Obligation and Plan Assets in Accounting for Pensions
   The Company previously used December 31 as the measurement date of projected benefit obligation and plan assets in accounting for pensions. Effective from the interim period ended September 30, 2005, the Company has changed the measurement date to March 31. The purpose of this change is to enable more timely reflection of factors such as the effect of systematic changes and personnel increases or reductions in accounting for pensions, in the projected benefit obligation and retirement benefit expenses.
   The cumulative effect (after tax effect considerations) of this change was accounted for in profit and loss for the interim period ended September 30, 2005, which reduced net income for the period by ¥1,201 million. Basic net income per share before adjustment for the cumulative effect was ¥75.33, and diluted income per share was ¥75.30.

2) Change in Geographical Segment Information and Classification of Overseas Sales Segments
   Previously the Company grouped geographical segment information and classification of overseas sales segments into four segments: Japan, North America, Europe and Asia. Effective from the interim period ended September 30, 2005, this information is displayed in five segments: Japan, North America, Europe, Greater China and South-east Asia. The purpose of this change is to reflect the expansion of the OMRON Group's business in Greater China and the position of Greater China as a key region in the Company's medium- and long-term strategy, and to disclose more accurate business results that reflect the current state of the Company's business and management. "Greater China" includes China, Hong Kong and Taiwan.

(Attachment)

5. Segment Information

1. Business Segment Information

Six months ended September 30, 2005 (Millions of yen)

	Industrial Automation Business	Electronic Components Business	Automotive Electronic Components Business	Social Systems Business	Healthcare Business	Others	Total	Eliminations & Corporate	Consolidated
Net sales:									
(1) Sales to outside customers	130,272	45,924	35,130	33,991	27,550	12,495	285,362	—	285,362
(2) Intersegment sales and transfers	4,524	10,340	1,598	3,982	95	22,126	42,665	(42,665)	—
Total	134,796	56,264	36,728	37,973	27,645	34,621	328,027	(42,665)	285,362
Operating expenses	114,357	50,915	37,502	40,408	24,579	33,277	301,038	(35,021)	266,017
Operating income	20,439	5,349	(774)	(2,435)	3,066	1,344	26,989	(7,644)	19,345

Notes: 1. "Social Systems Business" includes the Social Systems Solutions and Service Business Company.
2. "Others" includes the Business Development Group and other divisions.
3. This segment information was prepared in accordance with rules for interim consolidated financial statements. Therefore, all profit and loss from the transfer of the substitutional portion of the employees' pension fund is not included in "Operating expenses."

Six months ended September 30, 2004 (Millions of yen)

	Industrial Automation Business	Electronic Components Business	Automotive Electronic Components Business	Social Systems Business	Healthcare Business	Others	Total	Eliminations & Corporate	Consolidated
Net sales:									
(1) Sales to outside customers	127,209	49,956	30,213	58,872	23,896	12,126	302,272	—	302,272
(2) Intersegment sales and transfers	3,762	10,235	1,461	3,632	210	25,231	44,531	(44,531)	—
Total	130,971	60,191	31,674	62,504	24,106	37,357	346,803	(44,531)	302,272
Operating expenses	107,346	51,843	32,383	58,766	21,106	35,356	306,800	(35,726)	271,074
Operating income	23,625	8,348	(709)	3,738	3,000	2,001	40,003	(8,805)	31,198

Year ended March 31, 2005 (Millions of yen)

	Industrial Automation Business	Electronic Components Business	Automotive Electronic Components Business	Social Systems Business	Healthcare Business	Others	Total	Eliminations & Corporate	Consolidated
Net sales:									
(1) Sales to outside customers	250,329	101,127	64,558	115,205	50,583	26,786	608,588	—	608,588
(2) Intersegment sales and transfers	8,747	20,734	2,983	8,021	413	47,410	88,308	(88,308)	—
Total	259,076	121,861	67,541	123,226	50,996	74,196	696,896	(88,308)	608,588
Operating expenses	217,651	105,795	68,418	116,793	43,375	70,400	622,432	(69,955)	552,477
Operating income	41,425	16,066	(877)	6,433	7,621	3,796	74,464	(18,353)	56,111

Notes: 1. "Social Systems Business" includes the Social Systems Solutions and Service Business Company and the Financial Systems Business Company.
2. "Others" includes the Business Development Group and other divisions.

(Attachment)

2. Geographical Segment Information

Six months ended September 30, 2005 (Millions of yen)

	Japan	North America	Europe	Greater China	South-east Asia	Total	Eliminations & Corporate	Consolidated
Net sales:								
(1) Sales to outside customers	167,309	35,431	46,448	19,696	16,478	285,362	—	285,362
(2) Intersegment sales and transfers	46,985	173	549	14,325	4,019	66,051	(66,051)	—
Total	214,294	35,604	46,997	34,021	20,497	351,413	(66,051)	285,362
Operating expenses	194,378	35,090	43,392	33,275	18,528	324,663	(58,646)	266,017
Operating income	19,916	514	3,605	746	1,969	26,750	(7,405)	19,345

Six months ended September 30, 2004 (Millions of yen)

	Japan	North America	Europe	Greater China	South-east Asia	Total	Eliminations & Corporate	Consolidated
Net sales:								
(1) Sales to outside customers	192,690	32,295	44,374	18,436	14,477	302,272	—	302,272
(2) Intersegment sales and transfers	46,018	254	278	13,765	6,282	66,597	(66,597)	—
Total	238,708	32,549	44,652	32,201	20,759	368,869	(66,597)	302,272
Operating expenses	208,223	31,176	40,844	30,141	18,800	329,184	(58,110)	271,074
Operating income	30,485	1,373	3,808	2,060	1,959	39,685	(8,487)	31,198

Year ended March 31, 2005 (Millions of yen)

	Japan	North America	Europe	Greater China	South-east Asia	Total	Eliminations & Corporate	Consolidated
Net sales:								
(1) Sales to outside customers	387,627	65,612	92,239	33,868	29,242	608,588	—	608,588
(2) Intersegment sales and transfers	88,587	439	846	26,883	9,663	126,418	(126,418)	—
Total	476,214	66,051	93,085	60,751	38,905	735,006	(126,418)	608,588
Operating expenses	419,870	63,493	83,997	58,801	35,620	661,781	(109,304)	552,477
Operating income	56,344	2,558	9,088	1,950	3,285	73,225	(17,114)	56,111

Notes:

1. The segment previously classified as "Asia" was divided into "Greater China" and "Southeast Asia" as of April 2005. Figures for the six months ended September 30, 2004 and the year ended March 31, 2005 have been restated according to the new classification. "Greater China" includes China, Hong Kong and Taiwan.
2. This segment information was prepared in accordance with rules for interim consolidated financial statements. Therefore, all profit and loss from the transfer of the substitutional portion of the employees' pension fund is not included in "Operating expenses."

3. Overseas Sales

(Millions of yen)

	Six months ended September 30, 2005	Six months ended September 30, 2004	Year ended March 31, 2005
North America	35,663	32,378	65,612
(% of total sales)	12.5%	10.7%	10.8%
Europe	46,471	45,228	93,130
(% of total sales)	16.3%	15.0%	15.3%
Greater China	20,298	18,949	35,698
(% of total sales)	7.1%	6.3%	5.9%
South-east Asia	22,320	24,792	48,093
(% of total sales)	7.8%	8.1%	7.9%
Total	124,752	121,347	242,533
(% of total sales)	43.7%	40.1%	39.9%

Notes: The segment previously classified as "Asia" was divided into "Greater China" and "Southeast Asia" as of April 2005. Figures for the six months ended September 30, 2004 and the year ended March 31, 2005 have been restated according to the new classification. "Greater China" includes China, Hong Kong and Taiwan.

(Attachment)

6. Securities

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," among marketable securities held by the Company and its subsidiaries, available-for-sale securities are stated at fair value reflecting unrealized gains and losses.

Investment securities include debt securities and equity securities. For marketable securities included among these, the acquisition cost or amortized cost, unrealized gain and loss, and fair value are as follows.

As of September 30, 2005
Available-for-sale securities (Millions of yen)

	Cost*	Gross unrealized gain	Gross unrealized loss	Fair value
Debt securities	1,064	195	—	1,259
Equity securities	22,039	28,110	(8)	50,141
Total investment securities	23,103	28,305	(8)	51,400

As of September 30, 2004
Available-for-sale securities (Millions of yen)

	Cost*	Gross unrealized gain	Gross unrealized loss	Fair value
Debt securities	1,062	213	—	1,275
Equity securities	26,856	17,097	(410)	43,543
Total investment securities	27,918	17,310	(410)	44,818

As of March 31, 2005
Available-for-sale securities (Millions of yen)

	Cost*	Gross unrealized gain	Gross unrealized loss	Fair value
Debt securities	1,064	237	—	1,301
Equity securities	24,600	19,584	(381)	43,803
Total investment securities	25,664	19,821	(381)	45,104

*Indicates amortized cost for debt securities and acquisition cost for equity securities.

(Attachment)

7. Breakdown of Sales

Net sales by consolidated business segment

(Millions of yen)

	Six months ended September 30, 2005		Six months ended September 30, 2004		Increase (decrease)
Industrial Automation Business	130,272	45.6%	127,209	42.1%	2.4%
Electronic Components Business	45,924	16.1	49,956	16.5	(8.1)
Automotive Electronic Components Business	35,130	12.3	30,213	10.0	16.3
Social Systems Business	33,991	11.9	58,872	19.5	(42.3)
Healthcare Business	27,550	9.7	23,896	7.9	15.3
Other	12,495	4.4	12,126	4.0	3.0
Total	285,362	100.0	302,272	100.0	(5.6)

Notes:

1. For the six months ended September 30, 2004, "Social Systems Business" includes the Social Systems Solutions and Service Business Company and the Financial Systems Business Company and others.
2. For the six months ended September 30, 2005, "Social Systems Business" includes the Social Systems Solutions and Service Business Company and others.

*SSB: As of October 1, 2004, the ATM and other information equipment businesses (equipment such as automated bill changers) that was included in the Social Systems Business was transferred to an affiliate accounted for using the equity method.



OMRON

Sensing tomorrow™

Section 1: Results for the Three Months Ended June 30, 2005

Section 2: Restructuring IAB Development and Production Centers

July 29, 2005

OMRON Corporation





Contents

OMRON

Sensing tomorrow™

Notes:

1. Quarterly financial information is not audited or reviewed by an auditing corporation.
2. The financial statements are prepared in accordance with U.S. GAAP.
3. Includes 146 consolidated subsidiaries and 18 affiliated companies accounted for by the equity method.
4. Projections of results and future developments are based on information available to the Company at the present time, as well as certain assumptions judged by the Company to be reasonable. Various factors could cause actual results to differ materially from these projections. Major factors influencing Omron's actual results include, but are not limited to, (i) the economic conditions surrounding the Company's businesses in Japan and overseas, (ii) demand trends for the Company's products and services, (iii) the ability of the Omron Group to develop new technologies and new products, (iv) major changes in the fund-raising environment, (v) tie-ups or cooperative relationships with other companies, and (vi) movements in currency exchange rates and stock markets.



Main Business Areas

OMRON
Sensing tomorrow™

Business	Business Name	Abbrev.	Business Description
Industrial Automation	Industrial Automation Business	IAB	Manufacture and sale of control components for factory automation, etc.
Electronic Components	Electronic Components Business	ECB	Manufacture and sale of electronics components for home appliances, communications, mobile devices, etc.
Automotive Electronics	Automotive Electronic Components Business	AEC	Manufacture and sale of electronic components for automobiles
Social Systems	Social Systems Business	SSB	Manufacture, sale and services for public transportation (automated passenger gates, etc.) and traffic and road management systems
Healthcare Equipment	Healthcare Business	HCB	Manufacture and sale of medical devices (digital blood pressure monitors, etc.)
Others	Business Development Group/Others	Others	Exploration of new businesses, businesses not included in above

OMRON
Sensing tomorrow™

1. Executive Summary



Executive Summary

Executive Summary

OMRON
Sensing tomorrow™

Year ending March 31, 2006 is the 2nd year of Stage II (Apr. 2004 to March 2008) of Grand Design 2010 (GD2010)

Achieving Stage II targets set as a milestone in "Achieving a robust profit structure"

1st Quarter Results and Key Points

- Sales/income basically in line with budget
  - Consolidated net sales ¥138.5 billion (99% vs. budget, 94% vs. same period in prev. year)
  - Consolidated operating income ¥9.1 billion (96% vs. budget, 60% vs. same period in prev. year) Operating margin 6.6%
- Sales of industrial automation (IAB), automotive (AEC), social systems (SSB), health care (HCB) basically as planned
- Electronic components (ECB) sales below plan (90% vs. budget) due to inventory adjustments of digital home appliances and postponement of large-scale and small-scale backlight orders
- Main factor in net sales decrease was SSB's transfer of ATM business to a joint venture (¥13.1 billion decrease)
- Main factors decreasing operating income were SSB's transfer of ATM business to a joint venture and increases in SG&A expenses (¥0.5 billion) and R&D expenses (¥0.4 billion)

Interim and Full-Year Forecasts and Key Points

- Sales, income both forecast to be in line with initial budget

	Six months ending Sept. 30, 2005	Year ending March 31, 2006
Net sales	¥285.0 billion (94% vs. prev. first half)	¥625.0 billion (103% vs. prev. year)
Operating income	¥30.0 billion (96% vs. prev. first half)	¥65.0 billion (116% vs. prev. year)
Operating margin	10.5%	10.4%

- Return of substitutional portion of pension fund (approx. ¥9.0 billion) scheduled in first half
- Inclusion of Colin Medical Technology from 2nd quarter
  (est. annual sales approx. ¥7.0 billion, operating income approx. ¥ 0.3 billion, for nine months)

Three months ended
June 30, 2005

OMRON
Sensing tomorrow™

2. Results for the Three Months Ended June 30, 2005



Three months ended June 30, 2005

Consolidated Statements of Income

OMRON
Sensing tomorrow™

Net Sales ¥138.5B, Operating Margin 6.6%
Consolidated net sales, operating income both basically in line with budget
Main factor in net sales decrease was SSB's transfer of ATM business to a joint venture

Statements of Income

(billion yen)

	3 months ended 6/2004 Actual(1)	3 months ended 6/2005 Actual(2)	Change from last year (2)/(1)	3 months ended 6/2005 Original budget(3)	Change from Original budget (2)/(3)
Net sales	147.9	138.5	* 93.6%	140.0	98.9%
Gross profit	61.1	55.9	91.6%	56.5	99.0%
SG&A expense	34.8	35.3	101.5%	35.0	100.9%
R&D expense	11.1	11.5	103.9%	12.0	96.1%
Operating income	15.2	9.1	59.8%	9.5	95.8%
NIBT	15.1	8.6	56.9%	10.0	85.8%
NIAT	9.6	5.1	53.6%	5.5	93.6%

Currency Rate

(yen)

US$	108.4	108.1	-0.3	100.0	8.1
EUR	131.3	136.2	4.9	130.0	6.2

* 102.7% including sales of ATM business transferred to joint venture in October 2004.

Three months ended June 30, 2005

Breakdown of Sales by Region and Business

OMRON
Sensing tomorrow™

Basically in line with budget in Japan and overseas
By segment, in line with budget except for ECB

(billion yen)

By Region	3 months ended 6/2004 Actual(1)	3 months ended 6/2005 Actual(2)	Change from last year (2)/(1)	3 months ended 6/2005 Original budget(3)	Change from Original budget (2)/(3)
Japan	86.0	77.3	89.8%	77.9	99.2%
Overseas**	61.9	61.2	98.8%	62.1	98.5%
Total	147.9	138.5	93.6%	140.0	98.9%

**Overseas includes direct exports

By Business	Actual(1)	Actual(2)	(2)/(1)	Original budget(3)	(2)/(3)
IAB	64.0	64.6	101.0%	65.0	99.4%
ECB	24.8	22.6	91.0%	25.0	90.4%
AEC	14.9	17.5	117.2%	17.0	102.8%
SSB	* 26.5	15.6	58.8%	15.0	103.9%
HCB	12.4	12.4	100.2%	12.5	99.2%
Ohters	5.4	5.8	108.2%	5.5	105.3%
Total	147.9	138.5	93.6%	140.0	98.9%

Three months ended June 30, 2005

Breakdown of Operating Income

OMRON Sensing tomorrow™

IAB exceeded budget due to exchange rate and cost cutting
ECB faced difficult conditions

(billion yen)

By Business	3 months ended 6/2004 Actual(1)	3 months ended 6/2005 Actual(2)	Change from last year (2)/(1)	3 months ended 6/2005 Original budget(3)	Change from Original budget (2)/(3)
IAB	12.7	10.7	84.1%	9.0	118.9%
ECB	4.3	2.3	53.6%	3.0	76.8%
AEC	-0.3	0.1	-	0.2	33.5%
SSB	*0.1	-1.9	-	-1.5	-
HCB	2.3	1.5	66.6%	1.5	103.1%
Others	0.5	0.6	103.9%	0.5	111.4%
HQ Cost/Elimination	-4.5	-4.2	-	-3.2	-
Total	15.2	9.1	59.8%	9.5	95.3%

*Results for the year ended 3/2005 include results of ATM business

Three months ended June 30, 2005

Breakdown of Changes in Operating Income

OMRON Sensing tomorrow™

Main factors decreasing operating income were transfer of ATM business to a joint venture and product mix

(billion yen)



(excluding ATM Business)
-¥1.85
+¥0.27
Sales increase
(excluding ATM Business)
Exchange Profit
+¥0.29
Product mix
-¥1.82
Increase in SG&A expenses
-¥1.83
(excluding ATM Business)
Increase in R&D expenses
-¥1.17
¥15.21
¥9.10
Change in gross profit
-¥1.26
(excluding ATM Business)
Change in SG&A expenses, R&D expenses
-¥3.00
Change in operating income
-¥6.11
Operating income for three months
Operating income for three months

Three months ended
June 30, 2005

Segment Information
IAB (Industrial Automation Business)

OMRON
Sensing tomorrow™

Manufacture and sale of control systems and equipment for factory automation and production machinery
Sensing Devices (Photoelectric/Proximity Sensors, AOI, etc.)
Control Devices (Programmable Logic Controllers, Relays, Timers, etc.)
Safety Devices (Safety sensors, Safety switches, etc.)

Net sales: ¥64.6b; Operating margin: 16.6%
Europe, U.S., Asia remained strong

(billion yen)

IAB	3 months ended 6/2004 Actual(1)	3 months ended 6/2005 Actual(2)	Change from last year (2)/(1)	3 months ended 6/2005 Original budget(3)	Change from Original budget (2)/(3)
Japan	32.3	32.0	98.9%	32.8	97.4%
Overseas	31.7	32.7	103.2%	32.2	101.5%
North America	5.0	5.4	107.7%	5.1	105.0%
Europe	16.7	17.5	104.2%	17.5	99.7%
Asia	2.8	3.0	107.7%	2.8	106.7%
China	6.1	5.7	93.7%	5.7	99.5%
Exports	1.1	1.2	108.9%	1.1	110.9%
Total	64.0	64.6	101.0%	65.0	99.4%
Operating income	12.7	10.7	84.1%	9.0	118.9%

Smart Sensor



Programmable Logic Controller



AOI (Automated Optical Inspection System)



Three months ended
June 30, 2005

Segment Information
ECB (Electronic Components Business)

OMRON
Sensing tomorrow™

Manufacture and sale of electronic components for home appliances, communications, mobile phones, amusement components, OA

Relays, Switches, Connectors, Sensors, Micro Lens Arrays, Customized ICs, IC Coins, Optical Communications Devices, etc.

Net sales: ¥22.6b; Operating margin: 10.2%
Japan and overseas weak;
LCD Backlight faced difficult conditions

(billion yen)

ECB	3 months ended 6/2004 Actual(1)	3 months ended 6/2005 Actual(2)	Change from last year (2)/(1)	3 months ended 6/2005 Original budget(3)	Change from Original budget (2)/(3)
Japan	12.4	11.5	92.1%	12.3	93.1%
Overseas	12.4	11.1	89.8%	12.7	87.7%
North America	2.6	2.2	86.7%	2.4	92.5%
Europe	2.9	3.1	105.2%	3.3	93.5%
Asia	1.4	1.3	95.4%	1.4	96.2%
China	2.8	2.9	106.0%	3.1	94.4%
Exports	2.7	1.6	56.9%	2.5	62.4%
Total	24.8	22.6	91.0%	25.0	90.4%

ZD Connector



Relay, Switch



B-MLA



Three months ended June 30, 2005

Segment Information
AEC (Automotive Electronic Components Business)

OMRON *Sensing tomorrow™*

Manufacture and sale of automotive electronic components

Automotive Relays, Sensors, Laser Radars, Power Window Switches, Keyless Entry Systems, ECU, etc.

Automotive Relay



Net sales: ¥17.5b; move into the back
Sales remained strong overseas

Keyless Entry System



(billion yen)

AEC	3 months ended 6/2004 Actual(1)	3 months ended 6/2005 Actual(2)	Change from last year (2)/(1)	3 months ended 6/2005 Original budget(3)	Change from Original budget (2)/(3)
Japan	6.2	6.5	105.3%	6.6	98.9%
Overseas	8.7	10.9	125.6%	10.4	105.3%
North America	5.0	5.8	116.8%	5.6	103.7%
Europe	1.1	1.6	150.7%	1.7	95.8%
Asia	2.7	3.5	131.8%	3.1	113.3%
China	0.0	0.0	0.0%	0.0	-
Exports	0.0	0.0	0.0%	0.0	-
Total	14.9	17.5	117.2%	17.0	102.8%
Operating income	-3.0	0.1	-	0.2	33.5%

Automotive Laser Radar



Three months ended June 30, 2005

Segment Information
SSB (Social Systems Business)

OMRON *Sensing tomorrow™*

Manufacture and sale of equipment/modules, and provision of solutions and services in the fields of public transportation and traffic/road management

Public Transportation : Passenger Gates, Ticket Vending machines, etc.
Traffic/Road Management, Signal Controllers, Road Management Systems, etc.

Automatic Gate



Net sales:¥15.6b
116% YOY excluding settlement systems business in previous year

Ticket Vending Machine



(billion yen)

SSB	3 months ended 6/2004 Actual(1)	3 months ended 6/2005 Actual(2)	Change from last year (2)/(1)	3 months ended 6/2005 Original budget(3)	Change from Original budget (2)/(3)
Japan	23.9	15.2	63.7%	14.4	105.8%
Overseas	2.5	0.3	13.3%	0.6	56.3%
North America	0.0	0.0	102.2%	0.2	23.5%
Europe	0.2	0.0	-	0.0	-
Asia	0.0	0.0	-	0.0	-
China	0.0	0.0	20.0%	0.0	-
Exports	2.3	0.3	12.6%	0.4	72.5%
Total	26.5	15.6	58.8%	15.0	103.9%
Operating income	0.1	-1.9	-	-1.5	-

Traffic/Road Management System



Three months ended
June 30, 2005

Segment Information
HCB (Healthcare Business)

OMRON
Sensing tomorrow™

Manufacture and sale of home and professional healthcare equipment
Digital Blood Pressure Monitors, Digital Thermometers, Pedometers, Body Composition Analyzers (Body-fat Analyzers), Electronic Pulse Massagers, Massage Chairs, etc.

Blood Pressure Monitor



Net sales: ¥12.4b; Operating margin: 12.5%
Sales of blood pressure monitors strong in Europe and Asia

Body Composition Analyzer



(billion yen)

HCB	3 months ended 6/2004 Actual(1)	3 months ended 6/2005 Actual(2)	Change from last year (2)/(1)	3 months ended 6/2005 Original budget(3)	Change from Original budget (2)/(3)
Japan	5.9	6.3	107.5%	6.3	100.4%
Overseas	6.5	6.1	93.5%	6.2	97.9%
North America	3.5	2.9	80.7%	3.3	86.8%
Europe	1.8	2.0	106.7%	1.8	108.7%
Asia	0.4	0.5	138.6%	0.4	123.0%
China	0.7	0.7	97.3%	0.7	101.4%
Exports	0.0	0.1	166.7%	0.0	-
Total	12.4	12.4	100.2%	12.5	99.2%
Operating income	2.3	1.5	66.6%	1.5	103.1%

Portable Electrocardiograph



Three months ended
June 30, 2005

Consolidated Balance Sheets

OMRON
Sensing tomorrow™

Stockholder's equity : +¥4.6b vs. ended March 2005
Capital ratio (Shareholder's equity / Total assets) : 54.4%

(billion yen)

Consolidated B/S	As of 6/30/2004	As of 3/31/2005	As of 6/30/2005
Total Assets	596.0	585.4	570.3
Cash and cash equivalents	97.0	80.6	70.2
Notes and accounts receivable - trade	113.4	121.7	106.9
Inventories	79.2	68.6	70.3
Other current assets	26.7	25.1	30.5
Other assets	279.8	289.5	292.4
Total Liabilities	304.6	279.6	259.9
Bank Loans / Current portion of L/T debt	45.0	22.9	24.5
Long-term debt	11.4	1.8	2.1
Other liabilities	248.2	254.9	233.3
Shareholders' Equity	291.4	305.8	310.4

Three months ended June 30, 2005

Consolidated Statements of Cash Flows

OMRON
Sensing tomorrow™

¥6.2b increased cash out in investing activities vs. same period in prev. year due to investment for future growth and acquisitions

(billion yen)

Consolidated Statements of C/F	3 months ended 6/2004	3 months ended 6/2005	Year ended 3/2005
Net cash provided by operating activities	10.7	8.1	61.1
Net cash used in investing activities	-5.4	-11.6	-36.1
Free cash flow	5.3	-3.5	25.0
Net cash used in financing activities	-3.5	-3.2	-40.7
Effect of exchange rate changes	0.1	-3.8	1.2
Net increase (decrease)	1.9	-10.4	-14.4
Cash and cash equivalents at end of the period	97.0	70.2	80.6

OMRON
Sensing tomorrow™

3. Forecast for the Six Months Ending Sept. 30, 2005 And Forecast for the Full Year Ending March 31, 2006



Six Months Ending Sept. 30, 2005

Forecast of Consolidated Statements of Operations

OMRON
Sensing tomorrow™

No change from initial budget

Statements of Income

(billion yen)

	6 months ended 9/2004 Actual(1)	6 months ending 9/2005 Forecasts(2)	Change from last year (2)/(1)	6 months ending 9/2005 Original budget(3)	Change from Original budget (2)/(3)
Net Sales	302.2	285.0	94.3%	285.0	100.0%
Gross Profit	127.3	117.0	91.9%	117.0	100.0%
SG&A expenses	71.9	71.0	98.7%	71.0	100.0%
R&D expenses	24.2	25.0	103.5%	25.0	100.0%
Return of substitutional portion of pension fund	-	9.0	-	9.0	100.0%
Operating income	31.2	30.0	96.2%	30.0	100.0%
NIBT	29.0	30.0	103.4%	30.0	100.0%
NIAT	16.4	17.0	103.4%	17.0	100.0%

Exchange Rate

(yen)

US$	109.5	108.9	-0.6	100.0	8.9
EUR	132.8	135.7	2.9	130.0	5.7

*2nd Quarter US$: ¥110, EUR: ¥135

Year Ending March 31, 2006

Forecast of Consolidated Statements of Operations

OMRON
Sensing tomorrow™

No change from initial budget

Statements of Income

(billion yen)

	Year ended 3/2005 Actual(1)	Year ending 3/2006 Forecasts(2)	Change from last year (2)/(1)	Year ending 3/2006 Original budget(3)	Change from Original budget (2)/(3)
Net Sales	608.6	625.0	102.7%	625.0	100.0%
Gross Profit	249.8	256.0	102.5%	256.0	100.0%
SG&A expenses	144.2	150.0	104.0%	150.0	100.0%
R&D expenses	49.4	50.0	101.1%	50.0	100.0%
Return of substitutional portion of pension fund	-	9.0	-	9.0	100.0%
Operating income	56.1	65.0	115.8%	65.0	100.0%
NIBT	52.5	63.0	119.9%	63.0	100.0%
NIAT	30.2	36.0	119.3%	36.0	100.0%

Exchange Rate

(yen)

US$	107.3	104.8	-2.5	100.0	4.8
EUR	135.0	133.0	-2.0	130.0	3.0



OMRON
Sensing tomorrow™

Restructuring IAB Development and Production Centers

for internationally competitive manufacturing

July 29, 2005

Industrial Automation Business Company





Contents

OMRON
Sensing tomorrow™



Overview of IAB

OMRON
Sensing tomorrow™

IAB manufactures and sells control components for factory automation etc. and accounts for approx. 40% of net sales. Main products include sensors, timers and PLCs.



Others
Healthcare
Social Systems
Automotive Electronic Components
Electronic Components
4%
8%
19%
11%
17%
41%
FY2004 Consolidated Net Sales ¥608.6 billion
Industrial Automation
Smart Sensors
Timers
Programmable Logic Controllers (PLC)
Safety-Relay Units

IAB=Industrial Automation Business Company



GD2010 2nd stage of IAB

OMRON
Sensing tomorrow™

During GD2010 Second Stage (Corporate theme: Balancing growth & earnings), IAB will build a profit structure to achieve a 20% operating margin and maximize business value.



3rd stage
Achieve a growth structure
2010
1st stage
Establish a profit structure
2007
2004
2001
2nd stage Balancing growth & earnings
IAB will maximize its business value by building a profit structure to achieve a 20% operating margin.
GD=Grand Design
OMRON's Long-Term management Plan



Overview of Restructuring

OMRON
Sensing tomorrow™

Restructuring development and production centers to strengthen IAB's position as a globally competitive manufacturer and achieve GD2010 2nd stage target

IAB Target for 2nd Stage of GD2010
Operating Margin 16% (FY2003) -> 20% (FY2007)
Achieve this target while actively investing in growth and implementing structural reform



Internationally Competitive Manufacturing
Strengthening of core technology
Boosting Cost Competitiveness
Strengthening of concurrent development
Pursuit of core production technology
Strengthening of China production and design center (OMS)

OMS=Abbreviation of China (Shanghai) production and design center



Details of Restructuring

OMRON
Sensing tomorrow™

Raising cost competitiveness by restructuring centers in Japan by the end of FY2007, strengthening concurrent development and manufacturing technology, and accelerating the transfer of production functions from Japan to China



Before Restructuring
China
Japan
Mishima: PLC, etc.
Okayama: Small-size electronic equipment
Keihanna: Manufacturing technology
Transfer production functions
OMS established (Early execution)
After Restructuring
-Strengthen cost competitiveness in China
-Secure global earnings and profit
Integration in Kusatsu: Manufacturing technologies, manufacture and development of control products
OMS (Function expansion)
Accelerate transfer of production functions
-Strengthen new product development
-Achieve high-efficiency production
Restructuring Points
Manufacturing/development center
Mishima/Okayama -> Kusatsu
Manufacturing technology center
Keihanna -> Kusatsu
OMRON Okayama
Subsidiary -> Merged and absorbed
Manufacturing -> Quality and procurement
Mishima
Development/manufacturing
-> Customer service
Accelerate transfer of production
Japan -> China (Shanghai)



Aims of Restructuring (1)
Strengthen Concurrent Framework to Accelerate New Product Creation


OMRON
Sensing tomorrow™

Consolidate manufacturing and development centers to accelerate product development and strengthen the concurrent development of control products by sharing technological properties and others.


Before Restructuring
Customer needs
Product Planning
Development Design
Start-up/Mass Production
Mishima
Product Planning
Development Design
Start-up/Mass Production
Okayama
After Restructuring
Customer needs
Product Planning
Development Design
Start-up/ Mass Production
Kusatsu
Accelerate new product creation



Aims of Restructuring (2)
Strengthen Core Manufacturing Technologies to Achieve High-Efficiency Production


OMRON
Sensing tomorrow™

Integrate manufacturing technology, and control product development/manufacturing in one location in order to strengthen core manufacturing technologies, such as demand-driven, mixed-model synchronized production

Aim of strengthening core manufacturing technologies:

Differentiate products and achieve high-efficiency production (Realize "any time, anywhere, global level QCD")

During three years from FY2005-FY2007, invest 1.2 billion yen in R&D

Sharing of product framework

Technology for flexibility, etc.

Sharing of production methods/processes

Technology that innovates production processes, etc.

Core Manufacturing Technologies



Aims of Restructuring (3) Strengthen Cost Competitiveness

OMRON
Sensing tomorrow™

Build an appropriate cost structure in China by accelerating production transfer to China along with the fixed and variable expense reduction effect gained by the full usage of China manufacturing infrastructure.

Increase shipments of products manufactured in China
(incl. business outsourced to EMS)



¥9.0 billion
¥10.5 billion
¥14.0 billion
¥40.0 billion scale
FY03
FY04
FY05
FY06
FY07



Establish cost structure



Financial impact of the merger

OMRON
Sensing tomorrow™

Through investing a total of ¥10 billion in this restructuring, we expect to reduce fixed manufacturing costs by ¥9 billion or more every year from fiscal year 2007.



Restructuring investment related to merger
¥10.0 billion
Japan ¥5.0b
China ¥5.0b
FY05-FY07 Total



Global manufacturing fixed costs
¥9.0b reduction
If restructuring was not implemented
Restructuring implemented
FY07

From FY2007, a reduction equivalent to more than 22% of FY 2004 IAB operating income(¥41.4 billion) every year.



Greatly contributes to increasing operating profit margin



Positioning of New Kusatsu Center after Restructuring

OMRON
Sensing tomorrow™

Accelerate strengthening/accumulation of technologies by establishing one center, which has both IAB's core manufacturing technologies and manufacturing and development of control products.



Ayabe
(sensors)
Kyoto
(Business planning)
Strengthen collaboration to create synergy
Okayama
(Small-size electronic equipment)
Kusatsu : IAB's new base
Mishima
(PLC, etc.)
Other companies' manufacturing technologies
Core Technology Development/ Training
Kusatsu Office
OMS
Domestic factories
Keihanna
(Manufacturing technology)
Keihanna
Technology development



Positioning of Okayama and Mishima Facilities after Restructuring

OMRON
Sensing tomorrow™

To strengthen the global core functions in Japan, our facility at Okayama will become an evaluation, analysis, purchasing and procurement base. Our Mishima facility will become a customer service base.



Strengthen Global Core Functions in Japan
Product development
Core technology of manufacturing
Quality and reliability
Purchase and procurement
Customer service
Okayama Facility
Corporate Function
Evaluation and Analysis Base
Purchase and Procurement Base
Mishima Facility
IAB Function
Customer Service Base



OMRON
Sensing tomorrow™

Aiming for the Best Matching of Machines to Human Beings



OMRON Corporation

-Contacting us -

Finance and Investor Relations Headquarters
Investor Relations Department

Phone: +81-3-3436-7170
E-mail: omron_ir@omron.co.jp
URL: www.omron.co.jp





Consolidated Financial Results for the First Quarter of the Fiscal Year Ending March 31, 2006

Note: All financial information has been prepared in accordance with generally accepted accounting principles in Japan. This document has been translated from the Japanese original as a guide to non-Japanese investors and contains forward-looking statements that are based on managements' estimates, assumptions and projections at the time of publication. A number of factors could cause actual results to differ materially from expectations. Amounts shown in this financial statement have been rounded down to the nearest million yen.

(Attachment)

Summary of Consolidated Financial Results for the First Quarter of the Fiscal Year Ending March 31, 2006

OMRON Corporation (6645)

Exchanges Listed:	Tokyo, Osaka, Nagoya Stock Exchanges, First Section
Principal Office:	Kyoto, Japan
Homepage:	htto://www.omron.com
Representative:	Hisao Sakuta, President and CEO
Contact:	Masaki Haruta, General Manager, Corporate Planning Division, Financial and Accounting Department
Telephone:	+81-75-344-7070

1. Preparation of Summary First Quarter Fiscal 2006 Results

Simplification of accounting methods:	Yes. Some simplified methods are applied in accounting standards for reserves and allowances.	
Changes in consolidated accounting methods from the most recent fiscal year:	Yes (Change in segment classification in geographical segment information)	
Changes in scope of consolidation and application of equity method:	Yes	
Consolidation:	(New) 5 companies	(Eliminated) 1 company
Equity Method:	(New) 1 company	(Eliminated) 0 companies

2. Consolidated Financial Results for the First Quarter of the Fiscal Year Ending March 31, 2006

(1) Sales and Income

Millions of Yen - Except Per Share Data and Percentages

	Three months ended June 30, 2005		Three months ended June 30, 2004		Year ended March 31, 2005
		Change		Change	
Net sales	138,474	(6.4)	147,930	10.1	608,588
Operating income	9,099	(40.2)	15,206	53.8	56,111
Income before income taxes	8,576	(43.1)	15,084	51.3	52,548
Net income	5,147	(46.4)	9,605	58.3	30,176
Net income per share (yen)	21.63		40.15		126.52
Net income per share, diluted (yen)	21.62		38.55		124.75

Note: Percentages for net sales, operating income, income before income taxes, and net income represent changes compared with the previous fiscal year .

(2) Consolidated Financial Position

	Millions of Yen - Except Per Share Data and Percentages		
	As of June 30, 2005	As of June 30, 2004	As of March 31, 2005
Total assets	570,334	596,041	585,429
Shareholders' equity	310,408	291,443	305,810
Shareholders' equity ratio (percentage)	54.4	48.9	52.2
Shareholders' equity per share (yen)	1,304.15	1,218.01	1,284.81

(3) Consolidated Cash Flows

	Millions of Yen - Except Per Share Data and Percentages		
	Three months ended June 30, 2005	Three months ended June 30, 2004	Year ended March 31, 2005
Net cash provided by operating activities	8,073	10,689	61,076
Net cash used in investing activities	(11,560)	(5,379)	(36,050)
Net cash used in financing activities	(3,155)	(3,528)	(40,684)
Cash and cash equivalents at end of period	70,175	96,962	80,619

3. Projected Results for the Fiscal Year Ending March 31, 2006 (April 1, 2005 – March 31, 2006)

	Millions of Yen - Except per Share	
	Six Months Ending Sept. 30, 2005	Full Year Ending March 31, 2006
Net sales	285,000	625,000
Income before income taxes	30,000	63,000
Net income	17,000	36,000
Net income per share (yen)	71.42	151.25

Note: Please see pages 7 of the attached materials regarding assumptions of the results projected above and cautionary statements concerning the use of these projections.

July 28, 2005
Omron Corporation

Summary of Consolidated Financial Results for the First Quarter of the Fiscal Year Ending March 31, 2006

Consolidated Results (Millions of yen, %)

	Three months ended June 30, 2005	Three months ended June 30, 2004	Year-on-year change
Net sales	138,474	147,930	93.6%
Operating income [% of net sales]	9,099 [6.6%]	15,206 [10.3%]	59.8% [-3.7P]
Income before income taxes [% of net sales]	8,576 [6.2%]	15,084 [10.2%]	56.9% [-4.0P]
Net income	5,147	9,605	53.6%
Net income per share (basic) (¥)	21.63	40.15	-18.52

Notes:
1. Figures for first quarter results are not reviewed by independent auditors.
2. The consolidated financial statements are prepared in accordance with U.S. GAAP.
3. Includes 146 consolidated subsidiaries and 18 affiliated companies accounted for by the equity method.

(Attachment)

1. Results of Operations and Financial Condition

General Overview

Looking at economic conditions during the first quarter (April–June 2005) of the Omron Group's fiscal year, factors including high crude oil prices and the start of an adjustment phase in inventories of information technology (IT) and digital-related products led to slower growth in consumer spending and capital investment in North America and Europe. In greater China and Southeast Asia, production slowed, particularly in China, South Korea and Taiwan. As a result, the global economy overall continued in a decelerating trend. The Japanese economy also tended toward slower growth due to sluggish exports and corporate capital investment, which have been driving economic growth until now.

In this economic environment, the Omron Group's net sales for the first quarter were below the level of the same period of the previous year, totaling ¥138,474 million (a decrease of 6.4 percent compared with the same period of the previous year). The transfer of the ATM and other information equipment business to an equity affiliate had a substantial impact on sales. However, although domestic and overseas sales of consumer and commerce components for IT and digital-related products were weak, sales of electronic components for automobiles and control devices for factory automation, two key products of the Omron Group, were solid. As a result, net sales for the first quarter, excluding the transferred information equipment business, surpassed net sales for the same period of the previous year. While conducting aggressive investment for future growth, the Omron Group made continuous structural reforms to promote lasting efficiency improvements aimed at realizing a solid profit structure. However, the decrease in net sales due to the transfer of the information equipment business and increases in sales, general and administrative expenses and research and development expenses resulted in operating income of ¥9,099 million (a decrease of 40.2 percent compared with the same period of the previous year) income before income taxes of ¥8,576 million (a decrease of 43.1 percent compared with the same period of the previous year) and net income for the quarter of ¥5,147 million (a decrease of 46.4 percent compared with the same period of the previous year). Each of these figures was below that for the same period of the previous year.

Segment Information

Industrial Automation Business

In Japan, investment to improve quality and safety was firm, and businesses such as the safety business and quality solutions business, which are positioned as strategic growth businesses, achieved steady expansion in sales. However, sales of existing products for the semiconductor and digital home appliance industries, which are in an adjustment phase, were lackluster, and overall sales in Japan were below the level of the same period of the previous year.

Overseas, sales in North America were solid, particularly sales of products for the automobile industry. In Europe, sales were also firm due to favorable growth in sales of inverters, servomotors and other products. Also in greater China, Omron Group performed strongly as a result of aggressive investment in enhancing productivity and boosting sales through measures such as upgrading sales channels.

As a result, segment sales for the first quarter were ¥64,642 million, an increase of 1.0 percent compared with the same period in the previous year.

Electronic Components Business
In Japan, sales were down from the same period of the previous year due to factors including weakness in the air conditioning market and continued production adjustments by customers that reflected delays in approval of new machines in the pachinko slot machine industry. Overseas sales were sluggish overall. Sales of signal relays in Europe declined as demand from the telecommunications industry remained weak, and sales of backlights in greater China dropped substantially due to increased competition, customer inventory adjustments and other factors.

As a result, segment sales for the first quarter were ¥22,589 million, a decrease of 9.0 percent compared with the same period of the previous year.

Automotive Electronic Components Business
Although performance in each country varied, overall automobile sales volume worldwide showed stable growth, and sales of this segment also grew steadily. First-quarter sales were higher than in the same period of the previous year in the United States, Europe and Japan, and sales in South Korea increased substantially.

As a result, segment sales were ¥17,474 million, an increase of 17.2 percent compared with the same period of the previous year.

Social Systems Business
In the station management and settlement system business, despite a decrease in sales in reaction to strong demand in the first quarter of the previous year for the renewal and upgrade of ticket machines and other equipment in order to accommodate newly designed currency bills, sales were favorable due to increased demand for IC card-compatible settlement equipment to prevent counterfeiting. In addition, the security solutions business achieved strong sales growth, centered on security system packages.

However, sales in the same period of the previous year included sales of the ATM and other information systems business, which was transferred to an equity affiliate established through a joint venture and corporate separation. Due in part to the absence of sales from this business, segment sales for the first quarter were ¥15,579 million, a decrease of 41.2 percent compared with the same period of the previous year.

Healthcare Business
In Japan, electronic blood pressure monitors and body composition monitors continued to perform well. Overseas, sales in North America declined compared with the same period of the previous year, due in part to a slower growth rate in the key electronic blood pressure monitor market, but demand for electronic blood pressure monitors was firm in Europe. In greater China and Southeast Asia, sales of blood pressure monitors and nebulizers, which are core products, declined from the same period of the previous year due to increased competition in China. However, sales continued to expand in Southeast Asia.

As a result, segment sales for the first quarter were ¥12,396 million, an increase of 0.2 percent compared with the same period of the previous year.

Others
The Others segment primarily consists of the Business Development Group, which seeks out and develops new businesses and nurtures and strengthens businesses not covered by internal companies.

Among existing businesses, sales were solid in the computer peripheral business, centered on

corporate demand, despite a continued drop in market prices due to intensified competition. In the entertainment business, while difficult conditions continued due to factors including increased competition for commercial game machines, the mobile phone content distribution business, a new area, performed well. Among new growth themes, sales were solid in the radio frequency identification (RFID) business.

Segment sales for the first quarter were ¥5,794 million, an increase of 8.2 percent compared with the same period of the previous year.

Financial Condition

Total assets decreased ¥15,095 million compared with the end of the previous fiscal year, to ¥570,334 million. Shareholders' equity increased ¥4,598 million compared with the end of the previous fiscal year, to ¥310,408 million. As a result, the ratio of shareholders' equity to total assets increased from 52.2 percent at March 31, 2005, to 54.4 percent.

Net cash provided by operating activities was ¥8,073 million, a decrease of ¥2,616 million compared with the same period in the previous year, due to the decrease in net income, an increase in income taxes payable and other factors. Net cash used in investing activities totaled ¥11,560 million, an increase of ¥6,181 million from the same period in the previous year. As in the same period of the previous fiscal year, Omron made investments for the future and also acquired businesses. Net cash used in financing activities was ¥3,155 million, a decrease of ¥373 million from the same period in the previous year. The principal use of cash was payment of cash dividends.

As a result, cash and cash equivalents at the end of the first quarter totaled ¥70,175 million, a decrease of ¥10,444 million from the end of the previous fiscal year.

Outlook for the Year Ending March 31, 2006

In the second quarter and beyond, Omron assumes that on the whole, the economic recovery trend will continue. Although elements of uncertainty will remain, including high crude oil prices, inventory adjustments for IT and digital-related products are generally running their course, and consumer spending and corporate capital investment are expected to be firm.

In these conditions, the Omron Group's net sales for the first quarter, although lower than in the same period of the previous year, were in line with the initial forecast, and sales are expected to continue according to the initial forecast in the second quarter and beyond. Income is also expected to be in line with the initial forecast, as the Omron Group will continue working to promote continuous structural reforms to advance toward a strong profit structure while aggressively investing in future growth.

No changes have been made to the projections of results for the interim period and full fiscal year announced on April 27, 2005. The projected results for the interim period and the full fiscal year assume exchange rates of ¥110 to US$1 and ¥135 to 1 euro during the second quarter, and ¥100 to US$1 and ¥130 to 1 euro in the third quarter and thereafter.

Projections of results and future developments are based on information available to the Company at the present time, as well as certain assumptions judged by the Company to be reasonable. Various factors could cause actual results to differ materially from these projections. Major factors influencing Omron's actual results include, but are not limited to, (i) the economic conditions surrounding the Company's businesses in Japan and overseas, (ii) demand trends for the Company's products and services, (iii) the ability of the Omron Group to develop new technologies and new products, (iv) major changes in the fund-raising environment, (v) tie-ups or cooperative relationships with other companies, and (vi) movements in currency exchange rates and stock market.

(Attachment)

2. Consolidated Financial Statements

Consolidated Statements of Operations

(Millions of yen)

	Three months ended June 30, 2005		Three months ended June 30, 2004		Increase (decrease)
Net sales	138,474	100.0%	147,930	100.0%	(9,456)
Cost of sales	82,538	59.6	86,821	58.7	(4,283)
Gross profit	55,936	40.4	61,109	41.3	(5,173)
Selling, general and administrative expenses	35,312	25.5	34,802	23.5	510
Research and development expenses	11,525	8.3	11,101	7.5	424
Operating income	9,099	6.6	15,206	10.3	(6,107)
Foreign exchange gain (loss), net	285	0.2	(335)	(0.2)	620
Other expenses, net	238	0.2	457	0.3	(219)
Income before income taxes and minority interests and cumulative effect of accounting change	8,576	6.2	15,084	10.2	(6,508)
Income taxes	3,446	2.5	5,431	3.7	(1,985)
Minority interests	(17)	(0.0)	48	0.0	(65)
Net income	5,147	3.7	9,605	6.5	(4,458)

Comprehensive income in addition to other comprehensive income in net income is as follows:

Three months ended June 30, 2005: ¥4,606 million

Three months ended June 30, 2004: ¥16,626 million

Other comprehensive income includes changes in foreign currency translation adjustments, minimum pension liability adjustments, unrealized gain on available-for-sale securities, and unrealized loss on derivatives.

(Attachment)

Consolidated Balance Sheets

(Millions of yen)

	As of June 30, 2005		As of June 30, 2004		As of March 31, 2005		Change (June 30, 2005 – March 31, 2005)
ASSETS							
Current Assets:	277,915	48.8%	316,264	53.1%	295,940	50.6%	(18,025)
Cash and cash equivalents	70,175		96,962		80,619		(10,444)
Notes and accounts receivable - trade	106,891		113,390		121,652		(14,761)
Inventories	70,311		79,238		68,585		1,726
Other current assets	30,538		26,674		25,084		5,454
Property, plant and equipment:	155,291	27.2	147,775	24.8	154,689	26.4	602
Investments and Other Assets:	137,128	24.0	132,002	22.1	134,800	23.0	2,328
Investments in and advances to associates	16,201		2,505		17,343		(1,142)
Investment securities	48,573		56,074		49,764		(1,191)
Other	72,354		73,423		67,693		4,661
Total Assets	570,334	100.0%	596,041	100.0%	585,429	100.0%	(15,095)

	As of June 30, 2005		As of June 30, 2004		As of March 31, 2005		Change (June 30, 2005 – March 31, 2005)
LIABILITIES							
Current Liabilities:	146,429	25.7	172,607	29.0	162,988	27.8	(16,559)
Bank loans and current portion of long-term debt	24,485		44,983		22,927		1,558
Notes and accounts payable - trade	66,325		75,422		75,866		(9,541)
Other current liabilities	55,619		52,202		64,195		(8,576)
Long-Term Debt	2,120	0.4	11,390	1.9	1,832	0.3	288
Other Long-Term Liabilities	109,893	19.2	119,050	19.9	113,250	19.3	(3,357)
Minority Interests in Subsidiaries	1,484	0.3	1,551	0.3	1,549	0.4	(65)
Total Liabilities	259,926	45.6	304,598	51.1	279,619	47.8	(19,693)
SHAREHOLDERS' EQUITY							
Common stock	64,100	11.2	64,099	10.8	64,100	10.9	—
Additional paid-in capital	98,726	17.3	98,723	16.6	98,726	16.9	0
Legal reserve	7,854	1.4	7,566	1.3	7,649	1.3	205
Retained earnings	204,492	35.9	184,775	31.0	199,551	34.1	4,941
Accumulated other comprehensive loss	(41,550)	(7.3)	(43,538)	(7.4)	(41,009)	(7.0)	(541)
Treasury stock	(23,214)	(4.1)	(20,182)	(3.4)	(23,207)	(4.0)	(7)
Total Shareholders' Equity	310,408	54.4	291,443	48.9	305,810	52.2	4,598
Total Liabilities and Shareholders' Equity	570,334	100.0%	596,041	100.0%	585,429	100.0%	(15,095)

(Attachment)

Consolidated Statements of Cash Flows

(Millions of yen)

	Three months ended June 30, 2005	Three months ended June 30, 2004	Increase (Decrease)
I Operating Activities:			
1. Net income	5,147	9,605	(4,458)
2. Adjustments to reconcile net income to net cash provided by operating activities:			
(1) Depreciation and amortization	7,461	7,192	
(2) Loss on impairment of investment securities and other assets	201	18	
(3) Decrease in notes and accounts receivable — trade	16,849	10,790	
(4) Increase in inventories	(416)	(7,714)	
(5) Decrease in notes and accounts payable — trade	(10,643)	(6,673)	
(6) Other, net	(10,526)	(2,529)	
Total adjustments	2,926	1,084	1,842
Net cash provided by operating activities	8,073	10,689	(2,616)
II Investing Activities:			
1. Capital expenditures	(5,906)	(5,738)	(168)
2. Net proceeds from sales and acquisition of business entities	(8,451)	115	(8,566)
3. Other, net	2,797	244	2,553
Net cash used in investing activities	(11,560)	(5,379)	(6,181)
III Financing Activities:			
1. Increase (decrease) in interest-bearing liabilities	213	(358)	571
2. Dividends paid by the company	(3,361)	(3,243)	(118)
3. Acquisition of treasury stock	(8)	(12)	4
4. Disposal of treasury stock	1	—	1
5. Exercise of stock options	—	85	(85)
Net cash used in financing activities	(3,155)	(3,528)	373
IV Effect of Exchange Rate Changes on Cash and Cash Equivalents	(3,802)	121	(3,923)
Net Increase (Decrease) in Cash and Cash Equivalents	(10,444)	1,903	(12,347)
Cash and Cash Equivalents at Beginning of the Period	80,619	95,059	(14,440)
Cash and Cash Equivalents at End of the Period	70,175	96,962	(26,787)

(Attachment)

3. Segment Information

1. Business Segment Information

Three months ended June 30, 2005 (Millions of yen)

	Industrial Automation Business	Electronic Components Business	Automotive Electronic Components Business	Social Systems Business	Healthcare Business	Others	Total	Eliminations & Corporate	Consolidated
Net sales:									
(1) Sales to outside customers	64,642	22,589	17,474	15,579	12,396	5,794	138,474	—	138,474
(2) Intersegment sales and transfers	2,210	4,976	629	2,564	18	9,144	19,541	(19,541)	—
Total	66,852	27,565	18,103	18,143	12,414	14,938	158,015	(19,541)	138,474
Operating expenses	56,153	25,262	18,036	20,002	10,867	14,381	144,701	(15,326)	129,375
Operating income (loss)	10,699	2,303	67	(1,859)	1,547	557	13,314	(4,215)	9,099

Three months ended June 30, 2004 (Millions of yen)

	Industrial Automation Business	Electronic Components Business	Automotive Electronic Components Business	Social Systems Business	Healthcare Business	Others	Total	Eliminations & Corporate	Consolidated
Net sales:									
(1) Sales to outside customers	63,979	24,834	14,913	26,474	12,376	5,354	147,930	—	147,930
(2) Intersegment sales and transfers	1,469	6,048	753	2,895	37	9,966	21,168	(21,168)	—
Total	65,448	30,882	15,666	29,369	12,413	15,320	169,098	(21,168)	147,930
Operating expenses	52,727	26,584	15,944	29,246	10,090	14,784	149,375	(16,651)	132,724
Operating income (loss)	12,721	4,298	(278)	123	2,323	536	19,723	(4,517)	15,206

Notes: 1. For the three months ended June 30, 2005, the "Social Systems Business" includes the Social Systems Solutions and Service Business Company and others.

2. For the three months ended June 30, 2004, the "Social Systems Business" includes the Social Systems Solutions and Service Business Company and the Financial Systems Business Company and others.

3. "Others" includes the Business Development Group and other divisions.

(Attachment)

2. Geographical Segment Information

Three months ended June 30, 2005 (Millions of yen)

	Japan	North America	Europe	Greater China	South-east Asia and others	Total	Eliminations & Corporate	Consolidated
Net sales:								
(1) Sales to outside customers	80,407	16,296	24,124	9,308	8,339	138,474	—	138,474
(2) Intersegment sales and transfers	20,529	40	242	6,869	1,893	29,573	(29,573)	—
Total	100,936	16,336	24,366	16,177	10,232	168,047	(29,573)	138,474
Operating expenses	91,528	16,094	22,332	15,887	9,343	155,184	(25,809)	129,375
Operating income	9,408	242	2,034	290	889	12,863	(3,764)	9,099

Three months ended June 30, 2004 (Millions of yen)

	Japan	North America	Europe	Greater China	South-east Asia and others	Total	Eliminations & Corporate	Consolidated
Net sales:								
(1) Sales to outside customers	92,217	16,100	22,772	9,633	7,208	147,930	—	147,930
(2) Intersegment sales and transfers	21,429	172	131	7,192	5,426	34,350	(34,350)	—
Total	113,646	16,272	22,903	16,825	12,634	182,280	(34,350)	147,930
Operating expenses	100,313	15,395	20,633	15,574	11,619	163,534	(30,810)	132,724
Operating income	13,333	877	2,270	1,251	1,015	18,746	(3,540)	15,206

Note: The segment previously classified as "Asia" was divided into "Greater China" and "Southeast Asia and others" as of April 2005. Figures for the three months ended June 30, 2004 have been restated to conform to the new classification. "Greater China" includes China, Hong Kong and Taiwan.

(Attachment)

4. Breakdown of Sales

Net sales by consolidated business segment

(Millions of yen)

	Three months ended June 30, 2005		Three months ended June 30, 2004		Year-on-year change (%)
Industrial Automation Business	64,642	46.7%	63,979	43.2%	1.0%
Electronic Components Business	22,589	16.3	24,834	16.8	(9.0)
Automotive Electronic Components Business	17,474	12.6	14,913	10.1	17.2
Social Systems Business	15,579	11.2	26,474	17.9	(41.2)*
Healthcare Business	12,396	9.0	12,376	8.4	0.2
Other	5,794	4.2	5,354	3.6	8.2
Total	138,474	100.0%	147,930	100.0%	(6.4)%

Notes:

1. For the three months ended June 30, 2004, the "Social Systems Business" includes the Social Systems Solutions and Service Business Company, the Financial Systems Business Company and others.
2. For the three months ended June 30, 2005, the "Social Systems Business" includes the Social Systems Solutions and Service Business Company and others.

*The ATM and other information equipment business, which had been part of the Social Systems Business, was transferred to an equity affiliate on October 1, 2004.